2020 Annual Report

2020 Annual Report

2020 Annual Report Record sales and earnings continued in 2020, with $514.6 million in net sales and $79.0 million in net income, an increase of 9.6% and 47.1% compared to 2019, respectively. We started the year with high expectations, based on restored operational eciencies and a strong backlog, and were able to overcome a challenging market shift because of the pandemic. As an essential manufacturer of HVAC systems, we united in committing our manufacturing capacity to provide equipment and parts for critical infrastructure. We also adapted to meet our customers’ needs to improve their buildings’ indoor air quality. During 2020, we invested for future growth with the new manufacturing facility expansion in Longview and the addition of new sheet metal manufacturing machinery in Tulsa. We are dedicated to continue our resilience and deliver the same continued excellence to our stockholders.

Company Profile Water-Source Heat Pumps (½ - 240 tons) Indoor Air Handling Units (800 - 50,000 + cfm) Chillers & Packaged Outdoor Mechanical Rooms (4-478 tons) Self-Contained Units (3-70 tons) Outdoor Air Handling Units (800 - 80,000 + cfm) Coils BOOSTER, HYDRONIC, and DX Condensing Units (2-70 tons) Packaged Rooftop Units (2-240 tons) Controls (WSHP, RTU, SELF-CONTAINED, SPLIT SYSTEM, & CHILLER) F1 Series H3 Series V3 Series SA Series M2 Series RZ Series RN Series RQ Series M2 Series SA Series SB Series WH Series & WV Series RQ Series RN Series SB Series SA Series RZ Series M2 Series RQ Series RN Series RZ Series LF Series LN Series LZ Series CB Series CF Series Product Family AAON is engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, condensing units, makeup air units, energy recovery units, geothermal/water-source heat pumps, coils and controls. Since the founding of AAON in 1988, AAON has maintained a commitment to design, develop, manufacture and deliver innovative heating and cooling products to perform beyond all expectations and demonstrate the value of AAON to our customers.

Company Profile Water-Source Heat Pumps (½ - 240 tons) Indoor Air Handling Units (800 - 50,000 + cfm) Chillers & Packaged Outdoor Mechanical Rooms (4-478 tons) Self-Contained Units (3-70 tons) Outdoor Air Handling Units (800 - 80,000 + cfm) Coils BOOSTER, HYDRONIC, and DX Condensing Units (2-70 tons) Packaged Rooftop Units (2-240 tons) Controls (WSHP, RTU, SELF-CONTAINED, SPLIT SYSTEM, & CHILLER) F1 Series H3 Series V3 Series SA Series M2 Series RZ Series RN Series RQ Series M2 Series SA Series SB Series WH Series & WV Series RQ Series RN Series SB Series SA Series RZ Series M2 Series RQ Series RN Series RZ Series LF Series LN Series LZ Series CB Series CF Series Product Family 5

Financial Highlights “AAON is pleased to participate in emergency eorts such as this one, without any premium pricing for expedited manufacturing and shipment. Multiple other critical projects are also underway at all of our manufacturing facilities. We have the manufacturing capacity, and we are committed to being a part of the solution to these urgent needs.” Gary Fields • AAON CEO/President AAON units shipped out to this job in 10 days. In 2020, we shipped over 5,000 tons of essential HVAC systems to critical infrastructure projects related to the pandemic, such as temporary hospitals, isolation units and medical equipment production facilities. We are also manufacturing solutions to meet the current Indoor Air Quality concerns. Temporary Hospital in New York with AAON HVAC Systems - April 2020

Financial Highlights “AAON is pleased to participate in emergency eorts such as this one, without any premium pricing for expedited manufacturing and shipment. Multiple other critical projects are also underway at all of our manufacturing facilities. We have the manufacturing capacity, and we are committed to being a part of the solution to these urgent needs.” Gary Fields • AAON CEO/President AAON units shipped out to this job in 10 days. In 2020, we shipped over 5,000 tons of essential HVAC systems to critical infrastructure projects related to the pandemic, such as temporary hospitals, isolation units and medical equipment production facilities. We are also manufacturing solutions to meet the current Indoor Air Quality concerns. Temporary Hospital in New York with AAON HVAC Systems - April 2020 7 Balance Sheet ($000 except per share data) Working Capital Current Assets Net Fixed Assets Accumulated Depreciation Cash and Cash Equivalents Total Assets Current Liabilities Long-Term Debt Stockholders’ Equity Stockholders’ Equity per Diluted Share Funds Flow Data ($000) Operations Investments Financing Net Increase (Decrease) in Cash Ratio Analysis Gross Profit Return on Average Equity Return on Average Assets Pre-Tax Income on Sales Net Income on Sales Total Liabilities to Equity Quick Ratio1 Current Ratio Year-End Price Earnings Ratio 383,977 118,165 78,998 292 13,035 79,395 53,020 1.00 0.99 102,287 140,786 114,892 137,146 24,153 256,335 38,499 - 208,410 3.90 63,923 (16,925) (30,753) 16,245 30.8% 27.2% 21.7% 20.7% 13.8% 23.0% 2.4 3.7 33.4 405,232 123,651 74,235 298 15,007 74,624 53,830 1.02 1.01 104,002 153,537 142,375 149,963 21,457 296,590 49,535 - 238,925 4.50 57,994 (31,052) (29,638) (2,696) 30.5% 24.1% 19.5% 18.4% 13.3% 24.1% 1.7 3.1 36.3 Income Data ($000 except per share data) Net Sales Gross Profit Operating Income Interest Income (Expense), Net Depreciation and Amortization Pre-Tax Income Net Income Earnings per Share Basic Diluted 1 = (Cash & cash equivalents + investments + receivables)/current liabilities 1.51 1.49 2018 514,551 155,849 101,836 88 25,634 101,975 79,009 161,218 220,251 223,340 203,125 79,025 449,008 59,033 6,363 350,865 6.61 128,814 (61,273) (29,626) 37,915 30.3% 24.7% 19.3% 19.8% 15.4% 28.0% 2.3 3.7 44.7 2017 20162020 433,947 103,533 55,351 196 17,655 55,500 42,329 0.81 0.80 93,167 140,658 163,003 166,880 1,994 307,994 47,491 - 249,443 4.74 54,856 (34,635) (39,684) (19,463) 23.9% 17.3% 14.0% 12.8% 9.8% 23.5% 1.3 3.0 43.8 1.03 1.02 469,333 119,425 67,011 66 22,766 67,031 53,711 131,521 187,549 178,094 179,242 26,797 371,424 56,028 6,320 290,140 5.51 97,925 (37,046) (18,500) 42,379 25.4% 19.9% 15.8% 14.3% 11.4% 28.0% 2.0 3.3 48.4 2019

Gary Fields AAON President & CEO

LETTER FROM THE PRESIDENT

Dear Fellow Stockholder,

We posted another year of record sales and earnings growth in 2020 despite unprecedented challenges the COVID-19 pandemic posed on the Company and our customers. In 2018 and the first half of 2019, the Company engaged in a transition from entrepreneurial leadership to a collaborative team-oriented management structure. This transition created some operational inefficiencies that led to atypical performance. We resolved these internal issues and our profit margins returned to near historic levels ending fourth quarter of 2019. Throughout this period, we continued gaining market share resulting in record levels of revenue and backlog. We began 2020 with high expectations as we entered the year with a strong backlog and renewed operational efficiency.

The dynamic quickly changed as the COVID-19 pandemic sent shockwaves through the economy, including our commercial HVAC end-market. We initiated many safety and cleaning measures to keep our workforce safe while rapidly manufacturing HVAC equipment for emergency hospitals, testing sites and other critical COVID-19 related infrastructure projects. The challenge to our sales channel due to the pandemic was considerable. Travel and face-to-face interaction with customers was quite limited. Despite this difficult environment, we executed extremely well, and were able to achieve record sales and earnings. Simultaneously, we continued to invest in future growth, increasing our capital investments 82% year-over-year. We thoroughly responded to our customers' increased focus on indoor air quality. The incorporation of specialized HVAC equipment aided in mitigation of infectious aerosols related to the pandemic.

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STRONG FINANCIAL PERFORMANCE

In 2020, we recorded organic sales growth of 10%, bringing annual sales to $515 million. Our gross margin improved 490 basis points to 30.3%. In the fourth quarter, we had a $6.4 million pre-tax gain related to insurance proceeds associated with a damaged roof incurred by adverse weather earlier in the year. Diluted earnings per share grew 46% to $1.49. Net of profit sharing and taxes, our gain from insurance proceeds was $4.1 million and impacted our diluted EPS by $0.08. We finished the year with no debt and cash and cash equivalents of $79 million, up from $27 million at the end of 2019.

INVESTING IN GROWTH

For decades, we have worked diligently to earn a reputation as one of the most technologically innovative producers of the highest quality and most efficient products in the HVAC industry. In 2020, we continued to invest in innovation and manufacturing capacity growth to maintain this reputation. We increased research & development spending 18% to $17.4 million (3.4% of sales) and our capex spending increased by 82% to $67.8 million (13.2% of sales).

Research & Development. One example of our R&D efforts in 2020 was our small packaged water-source heat pump (WSHP) product line. Since introducing the innovative WH Series horizontal configuration and WV Series vertical configuration products in 2015, the organic venture has largely been a success. In 2019, we sold nearly eight thousand units for $25 million, capturing approximately 5% market share. After several years of robust growth, we took a step back in 2020 as our WSHP sales declined 25%. Prior to the downturn, we recognized the design of the products was more conducive for installation in new buildings and less for replacement in existing buildings. Replacement equipment makes up roughly 75% of market demand in this sector. Thus, when the new construction market contracted with the economy last year, our WSHP business felt the brunt of the downturn. In 2020, we began engineering a new design that will make the products a more desirable turnkey solution for replacement applications. This next generation of WSHPs will be introduced to the market by midyear 2021 and we expect it to return our WSHP business to growth and accelerate share gains.

The Norman Asbjornson Innovation Center ("NAIC") research and development laboratory facility that opened in 2019 significantly enhances our R&D capabilities for new products like the new WSHPs. This is a 65-foot tall 134,000 sq. ft. state-of-the-art facility with many unique capabilities, which to our knowledge exists nowhere else in the world. The NAIC consists of 10 testing chambers that have acoustic and thermal performance testing and measuring capabilities like no other in our industry. The facility enables AAON to lead the industry in the development of the most technologically advanced and the most energy efficient HVAC equipment in the industry. Furthermore, it allows us to more efficiently and effectively meet and maintain AHRI (Air-Conditioning Heating and Refrigeration Institute) and Department of Energy certifications. Finally, the NAIC is a valuable sales and marketing asset that allows us to prove our product performance to our customers through actual testing.

Capital Investments. We spent over $40 million beyond our annual maintenance requirements in capex. Two areas of focus consumed most of the growth-related investment. First, we expanded our footprint at our manufacturing facility in Longview, Texas. This facility, which primarily manufactures our air-handling units, splits systems, small chillers and coils, generates approximately 11% of the Company's annual revenue. It consists of a 263,000 sq. ft. building (256,000 sq. ft. of manufacturing/warehouse space and 7,000 sq. ft. of office space). In August 2019, we began constructing a state-of-the-art 224,000 sq. ft. building expansion (210,000 sq. ft. of manufacturing/warehouse space and 12,000 sq. ft. of office space). This expansion will be used for both equipment manufacturing and coil warehouse storage. We expect it to double overall capacity, reduce production time by 20% and improve overall efficiency. We anticipate the new facility to be operational by the end of the first quarter in 2021.

The other significant part of our annual capital investment was associated with capacity expansion of our custom sheet metal production at both our primary Tulsa, Oklahoma facility and Longview facility. We had a robust influx of orders in 2018-2019 that drove our backlog up over 100% year over year at one point. We were pleased to see our growth strategy gain traction but that magnitude of growth in such a short period strained our capacity capabilities and extended lead times beyond historical norms. Therefore, starting in late 2019 we began investing in new machinery, mainly to expand our sheet metal production, which was the primary pressure point in our production.

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AAON

AAON Longview Expansion - Beginning Operation in 2021

NEW PRODUCT DEVELOPEMENT

In 2020, we continued to strive to satisfy the dynamic industry requirement for large energy efficient packaged rooftop equipment through the introduction of our new RZ Series rooftop unit. The RZ rooftop unit, which comes in sizes of 45-240 tons and 7,500-80,000 Btus, is unique in that it is built with superior features and comes with standardized options that are recognized as premium in the industry. For example, the RZ Series standardizes the refrigeration system design with premium variable speed compressors, which provides consistent supply air temperature control, load matched cooling and high part load efficiency. This premium compressor improves overall efficiency and reduces system operating costs. The RZ Series is also uniquely designed with an array of multiple high efficiency direct drive airfoil plenum supply fans directly powered by new permanent magnetic motor technology, as opposed to the industry standard that uses one supply fan indirectly belt driven by an AC induction motor. By utilizing this design, it saves energy, reduces sound output and decreases maintenance requirements. Finally, as with many of our rooftop models, the RZ Series is synonymous with what the AAON brand is known for, customization and high quality. The model is offered with a large number of customizable features, once relegated to custom manufacturers, to help maximize performance based on the application, and is manufactured with premium materials and designs. The RZ series replaces the outgoing RL series with greater efficiency, higher capacity and quieter operation.



RZ Series Large Commercial Rooftop Unit (45-240 tons)

PRODUCT AWARDS AND RECOGNITIONS

AAON was recognized for excellence in product design in the 16th annual Consulting-Specifying Engineer Product of the Year awards. Readers of the industry magazine publication voted AAON's RN Series Rooftop Unit as the Most Valuable Product amongst a vast array of building product categories, including HVAC equipment, electrical systems, lighting, as well as others. The RN Series Rooftop Unit designed with variable speed compressors provides precise comfort control with high-energy efficiency and operational cost savings. The unit operates with an Integrated Energy Efficiency Ratio (IEER) up to 22.5 and can be configured to meet many of ASHRAE's indoor air quality recommendations to mitigate virus transmission. AAON's LF Chiller Controller was also awarded Gold – the top award – in the BAS, Controls, Energy Management category. This controller, designed jointly with our mechanical and controls engineering teams in Tulsa and Parkville, creates a better user experience for start-up and control of the AAON LF Series Air-Cooled Chiller.

"This (Longview) expansion will be used for both equipment manufacturing and coil warehouse storage. We expect it to double overall capacity, reduce production time by 20% and improve overall efficiency. We anticipate the new facility to be fully operational by the end of the first quarter in 2021."

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INDOOR AIR QUALITY

The COVID-19 pandemic has fueled a great deal of concern over best practices in the design and operation of building HVAC systems. In order the mitigate the spread of COVID-19, influenza and other similar type respiratory diseases, we have completed significant research in what affects the transmission of these diseases and how AAON HVAC systems can be best designed in light of these findings. The coronavirus, which is a family of viruses, including SARS, MERS and some strains of the common cold, can spread through airborne droplets. Infectious aerosols of very tiny droplets can travel on air currents, including through the HVAC system. ASHRAE (formerly the American Society of Heating, Refrigeration and Air-Conditioning Engineers), a professional association with a goal of advancing HVAC&R systems designs and construction, put together the Epidemic Task Force in 2020 and determined several recommendations to mitigate the spread of the virus, including humidity control, air filtration, increased outdoor air ventilation and air disinfection.

Our focus on premium quality and customized solutions positions us well to accommodate many of the features that ASHRAE now recommends to mitigate infectious aerosols. For example, AAON continues to lead the market in energy efficient humidity control with the use of variable capacity compressors and modulating hot gas reheat. Designing HVAC systems with superior humidity control allows building management to maintain ASHRAE's recommended ambient relative humidity levels of 40%-60%, the ideal level to inactivate viruses in the air and on surfaces.



RN Series with Variable Speed Compressors - 2020 Most Valuable Product, Consulting-Specifying Engineer Product of the Year, Customizable to Meet Indoor Air Quality Demands

ASHRAE also recommends buildings utilize a higher percentage of outdoor air for air quality purposes. However, utilizing more outdoor air can require more energy use. Furthermore, depending on the climate, it could increase or decrease space humidity to above or below recommended levels. Our innovative use of energy recovery wheels and energy recovery plates combined with superior humidity control designs can help building management follow outdoor ventilation air recommendations while limiting an increase of energy usage and maintaining recommended humidity levels.

Another area of heightened focus is filtration. Prior to 2020, a vast majority of commercial buildings used filtration levels of MERV 4 to MERV 8, which has commonly been acceptable for filtering out typical particulates in the air stream. For viruses, ASHRAE recommends using a minimum filter level of MERV 13.

> *Our focus on premium quality and customized solutions positions us well to accommodate many of the features that ASHRAE now recommends to mitigate infectious aerosols. Overall, compared to our competition, we believe AAON is well positioned to accommodate the heightened demand for features that can help mitigate virus transmission and improve air quality.*

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Typical packaged rooftop units in the market, particularly 40 tons and smaller, are not built to support this level of filtration because increased filtration imposes increased pressure drop, which requires fans that can overcome this increased pressure drop. AAON's standard design utilizes a backward curved fan that can accommodate these higher system pressures. Retrofitting other manufacturers' typical packaged rooftop units with MERV 13 filters may not be possible depending on how the unit was selected and designed. Thus, in the 40 ton and smaller category, it may be necessary to replace a typical packaged rooftop with a new unit in order to increase the filtration to MERV 13. In most applications, an AAON unit would not need to be replaced to increase the filtration to MERV 13.

Lastly, air disinfection methods through ultraviolet lighting and bipolar ionization are also attracting attention. ASHRAE supports using these technologies as they can help inactivate viruses. In addition to this equipment being offered as options in new AAON units sold, it is also easily installed in AAON units already used in the field. Similar to dynamics that affect filtration retrofit, AAON has basic design characteristics that allow for easy installation of ultraviolet lighting and bipolar ionization equipment.

Overall, compared to our competition, we believe AAON is well positioned to accommodate the heightened demand for features that can help mitigate virus transmission and improve air quality. The features that ASHRAE recommends require premium designs and configurations that we view as typical in AAON units. As a result, relative to our competition, we are able to incorporate those features into our units with ease, at a minimal price premium and no increased build time.



UV Light options are available for single pass air disinfection.

LEADERSHIP TRANSITION

In May 2020, Norman H. Asbjornson, founder of AAON, stepped down as CEO after leading the Company since its creation 32 years ago. Mr. Asbjornson transitioned to the role of Executive Chairman, while Gary Fields, President of the Company since 2016, took over as CEO and President. The change at the top of the organization marks the end of a succession plan that began several years ago. Along with a transition at the top, the company undertook many other changes in leadership and structure. Although this change did come with some growing pains in 2018-2019, we are confident the Company is back on track as reflected in our 2020 results. This change will lead to many long-term positive outcomes. We strongly believe our new team-oriented leadership structure, along with improved internal processes, will best position the Company to continue to build on its impressive foundation while fostering sustainable, long-term success.

SALES REPRESENTATIVE NETWORK

AAON's historical success has been closely associated with our unique sales channel. Unlike many of our competitors that go to market through internally managed sales teams, AAON sells its HVAC equipment through a network of independently owned sales representatives. We value this differentiation greatly as we find it to be more effective for us as well as our sales representative partners. Despite the vast success we have had with our sales network over the last decade, we recognized several years ago that there was room for improvement, especially in certain regions of the U.S. In 2017-2019, we made several changes to our network partners and provided all with additional tools to help improve success rates. We attribute a large part of the success we had in 2020 to these initiatives that we made in preceding years. We maintain that based on the strengthening of the sales channel alone, AAON continues to have significant growth opportunity. At the end of 2020, we utilized 63 independently owned sales representative organizations having 125 offices to market our products in the United States and Canada.

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SUSTAINABILITY

At AAON, we strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability.

AAON is a leading designer and manufacturer of the most energy efficient HVAC products in the commercial HVAC industry, which is vital to the environment since approximately 40% of energy consumed by commercial buildings in the U.S. is associated with heating, ventilation and air-conditioning. Our innovative designs substantially help our customers reduce their carbon footprint while reducing their cost of building management and maintenance. Many of the HVAC units we produce are uniquely designed with two-stage, variable capacity or variable speed compressors, high efficiency evaporator and condenser coils and variable speed fans, leading to an AHRI Certified performance of up to 20.3 SEER and 22.5 IEER, compared to the industry ASHRAE 90.1 minimum requirement of 12-14 SEER/IEER. AAON also has an ongoing focus to reduce its own operational carbon footprint. In 2020 alone, we invested in new overhead doors, new HVAC systems, replaced Metal Halide lighting with LED lighting, set goals around energy conservation, implemented lean manufacturing processes as well as many other initiatives to help reduce our energy usage at our facilities.

In 2020, our total energy usage per total revenue declined 2.9% compared to 2019. Furthermore, 27% of our total energy usage is derived from renewable power generation. We also have spent significant effort finding ways to reduce the scrap materials resulting from our manufacturing processes. In 2017, we created our internal GoGreen employee committee that has a goal of regularly identifying numerous waste streams that can be recycled, reused or reduced. AAON participates in the non-profit organization Sustainable Tulsa's Scor3card program, which is a sustainability tracking and assessment tool for organizations who want to track and improve their sustainability plans. AAON achieved Platinum level in the 2020 Sustainable Tulsa Scor3card verification program, and was awarded the 2020 Henry Bellmon Award for Sustainability leadership. This follows the Company achieving Gold in 2019 and Bronze in 2018 and 2017.

At AAON, a diverse and inclusive workplace is also integral to our business strategy and critical to our success. We are committed to hiring, retaining and promoting a diverse workforce while advancing a workplace culture of inclusion, which team members are valued for their ideas, identities, experiences and talents. At the end of 2020, 68% of our total workforce were Black, Indigenous and people of color and 29% were female. AAON also employs individuals from over 32 countries. Furthermore, the Company has two team member resource groups, AAON Veterans Empowering Through Service (V.E.T.S.) and the Women's Alliance and Resource Program (WARP), which help unify core values and beliefs while fostering a supportive inclusive environment promoting advancement and success. AAON also supports Oklahoma Women in STEM, which celebrates women in STEM fields and inspires the next generation, and is also involved in the Society of Women Engineers, a non-profit service organization that helps provide a supportive environment for women to excel in engineering. AAON participates in the Tulsa Chamber's Mosaic Diversity and Inclusion Index and was named a 2020 Top Inclusive Workplace.


scor3card
AAON

Sustainable Tulsa Platinum Level Award and Henry Bellmon Award



AAON Employees Participating in the Tulsa Veteran's Day Parade

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15 Gary D. Fields CEO/President March 16, 2021 Performance in 2020 substantiates our optimistic view of the potential for our Company. In a year that the nonresidential HVAC industry contracted in size, we were able to expand sales by nearly 10%. We are just beginning to scratch the surface. With new leadership structure and positive changes to our internal processes, we are condent eciency and productivity will continue to improve. Our independent sales representation is stronger than ever. We are yet to completely recognize the benets of changes implemented over the past few years. Most importantly, our total addressable market is multiples of the size of our Company. We continue to see signicant opportunity that our premium product oering and state-of-the-art manufacturing can leverage. In 2020, we increased our combined R&D and capex spend by 64%; and we have plans to continue to invest in growth. Although we expect growth will moderate in 2021, particularly in the rst half of the year as the late-cycle Our 2020 performance reects our optimistic view of the potential of our Company. In a year where our nonresidential HVAC industry contracted in size, we were able to expand sales by nearly 10%. In our view, we are just scratching the surface. Outlook nonresidential construction market lags the economic recovery, we anticipate a recovery in the second half of the year and an acceleration in 2022. Long-term, the prospects for AAON are very bright. To our stakeholders, we cannot achieve these results without your support and commitment. We continue to benet from the total cooperation and dedicated service of our employees and independent sales representation. To our stockholders, we are honored to have each of you with us as we demonstrate our resilience and continue deliver sales and earnings growth.

RN Series rooftop unit (55-140 ton cabinet) dedicated assembly line that began operation in early 2021. This new line improves the manufacturing e…iciency of the product and reutilizes lab testing space that was relocated to the NAIC R&D Laboratory.

AAON TIMELINE OF SUCCESS

1988

August
AAON, an Oklahoma corporation, was founded.

September
Purchase of John Zink Air Conditioning Division.

1989

Spring
AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

Summer
Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc.), a Nevada corporation.

1990

December
Listed on NASDAQ Small Cap - Symbol "AAON".

1991

December
Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus.

1992

Spring
AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

September
One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.

1993

NOVEMBER
Listed on the NASDAQ National Market System.

1994

January
Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

March
Purchased property with 26,000 square foot building adjacent to AAON Coil Products plant in Longview, Texas.

Issued a 10% Stock Dividend

1995

September
Completed expansion of the Tulsa facility to 332,000 square feet.

1996

December
Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.

1997

April
AAON received U.S. patent for Blower Housing assembly.

1998

October
U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.

November
AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.

1999

Spring
Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet.

1988-2008

2000

Fall

Our manufacturers representative business grew to more than 100 offices, contributing approximately 60% of total sales.

2001

July

AAON added as a member of the Russell 2000® Index

Fall

Expanded rooftop product line to 230 tons.

Introduced evaporative-cooled condensing energy savings feature

September

3-for-2 stock split

October

AAON listed in Forbes' 200 Best Small Companies

2002

June

3-for-2 stock split

Fall

Industry introduction of the modular air handler and chiller products.

October

AAON listed in Forbes' Magazine's "Hot Shots 200 Up & Comers."

AAON listed in Forbes' 200 Best Small Companies.

2003

May

Purchased the assets of Air Wise, of Mississauga, Ontario, Canada.

July

Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

October

AAON listed in Forbes' 200 Best Small Companies.

2004

April

AAON received U.S. Patent for the De-Superheater for Evaporative-Cooled Conditioning

September

AAON received U.S. Patent for DPAC.

November

Introduction of light commercial/residential product lines.

2005

August

AAON received U.S. Patent for Plenum Fan Banding.

2006

April

AAON introduced factory engineered and assembled packaged mechanical room, which includes a boiler and all piping and pumping accessories.

June

Initiation of a semi-annual cash dividend for AAON shareholders.

2007

March

Modular Air Handler products extended to 50,000 cfm.

August

3-for-2 stock split.

October

AAON Listed in Forbes' 200 Best Small Companies.

December

AAON rings closing bell at NASDAQ.

2008

October

AAON rings opening bell at NASDAQ.

AAON voted "Most Valuable Product" and "Product of the Year" by Consulting-Specifying Engineer Magazine.

AAON listed in Forbes' 200 Best Small Companies.

TIMELINE OF SUCCESS

2009

Summer

AAON increased dividend payment by 13%.

AAON named to the Fortune 40 : Best Stocks to Retire On.

National Society of Professional Engineers Award AAON 2009 Product of the Year.

Fall

AAON added to Standard & Poor's Small Cap 600 Index.

National Society of Professional Engineers Award AAON 2009 Product of the Year - D-PAC

AAON listed in Forbes' 200 Best Small Companies.

2010

July

AAON RQ Series win ACHR News Dealer Design award.

October

AAON RN Series rooftop unit named 2010 Product of the Year - Silver by Consulting-Specifying Engineer Magazine.

AAON LC Series Chiller product named 2010 Product of the Year - Bronze by Consulting-Specifying Engineer Magazine.

AAON Listed in Forbes' 200 Best Small Companies

2011

Summer

National Society of Professional Engineers awarded RQ Series High Efficiency Rooftop Unit - Product of the Year.

3-for-2 stock split.

AAON Geothermal RQ Series wins Silver in ACHR News Dealer Design Competition. Single Zone VAV rooftop units win Honorable Mention in ACHR News Dealer Design Competition.

October

AAON Geothermal RQ Series product named 2011 Product of the Year - Silver by Consulting-Specifying Engineer magazine.

2012

Spring

Industry introduction of light commercial geothermal heat pump self-contained unit product line.

July

AAON SB Series Self-Contained Unit Wins ACHR News Dealer Design Award - Gold

September

Consulting-Specifying Engineer magazine awarded RN Series E-Cabinet Product of the Year - Bronze.

December

AAON yearly shipments exceed $300 million.

2013

May

Opening of AAON Parts & Supply Store.

AAON increases dividend payment by 25%

3-for-2 stock split

September

25th Anniversary

AAON rings opening bell at NASDAQ.

Consulting-Specifying Engineer magazine awarded SB Series Product of the Year - Bronze.

December

AAON named top Tulsa area stock value.

2014

June

3-for-2 stock split

July

AAON LN Series Chiller wins ACHR New Dealer Design Award - Bronze

September

AAON donates $3 Million to A Gathering Place for Tulsa.

2009-2020

2015

May
AAON increases dividend payment by 20%

June
AAON receives Gold Dealer Design Award in the Ventilation category.

September
AAON Low Leakage Dampers voted "Product of the Year" by Consulting-Specifying Engineer magazine.

2016

January
AAON received U.S. Patent for the Low Leakage Dampers

February
AAON Breaks Ground on New "Norman Asbjornson Innovation Center" Research and Development Laboratory

July
AAON LZ Series Packaged Outdoor Mechanical Room wins ACHR News Dealer Design Award- Gold

September
Consulting-Specifying Engineer magazine awarded LZ Series Outdoor Mechanical Room Product of the Year - Gold, Chiller category.

Consulting-Specifying Engineer magazine awarded RN Series Horizontal Configuration Rooftop Unit Product of the Year - Gold, HVAC/R category.

November
AAON increases dividend payment by 18%

2017

April
First WV Series small packaged vertical water-source heat pump comes off the production line.

July
AAON products received Dealer Design Awards from ACHR News.

September
AAON V3 Series, Touchscreen Controller, and WH Series voted Products of the Year by Consulting-Specifying Engineer magazine.

2018

March
WattMaster Controls, Inc. Acquisition

May
AAON increase dividend payment by 23%

July
RN Series with Two-Stage Compressors wins ACHR News Dealer Design Award - Bronze

August
AAON Water-Source Heat Pumps AHRI Performance Certified

September
30th Anniversary

October
AAON rings opening bell at NASDAQ

2019

June
AAON Opens Second Parts & Supply Store in Tulsa

August
AAON Breaks Ground on New Facility in Longview

October
AAON Opens Norman Asbjornson Innovation Center

December
AAON Honored as One of Oklahoma Magazine's Great Companies to Work For

2020

May
Founder Norman H Asbjornson Transitions to Executive Chairman. Gary D. Fields assumes new role as CEO.

November
AAON Achieves Platinum Level in Scor3card Verification Program and receives Bellmon Award from Sustainable Tulsa

December
AAON RN Series with Variable Speed Compressors voted "Most Valuable Product" and LF Chiller Controller named "Product of the Year" by Consulting-Specifying Engineer magazine.

Longview Expansion Pictures of the new paint booth, air handling unit manufacturing lines, automated sheet metal manufacturing, and technician training academy.

UNITE STATES SE URITIES AN E ANGE ISSI N ashington, D.C. 20549 R ☒ ANNUA RE RT URSUANT T SE TI N R T E SE URITIES E ANGE A T For the fiscal year ended December 31, 2020 or ☐ TRANSITI N RE RT URSUANT T SE TI N R T E SE URITIES E ANGE A T For the transition period from to Commission file number: 0 1 953 AA N IN (Exact name of registrant as specified in its charter) Nevada 044 36 (State or other jurisdiction (IRS Employer of incorporation or organization) Identification No.) 2425 South ukon Ave., Tulsa, Oklahoma 410 (Address of principal executive offices) ( ip Code) Registrant s telephone number, including area code: (91) 5 3 2266 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock AAON NASDA Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ es ☒ No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ es ☒ No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ es ☐ No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate eb site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ es ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) ☐ Yes ☒ No The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant’s common stock on the last business day of registrant’s most recently completed second quarter June 30, 2020 was $2,213.5 million based upon the closing price reported for such date on the Nasdaq Global Select Market. As of February 22, 2021, registrant had outstanding a total of 52,287,036 shares of its $.004 par value Common Stock. DOCUMENTS INCORPORATED BY REFERENCE Portions of registrant’s definitive Proxy Statement to be filed in connection with the 2021 Annual Meeting of Stockholders to be held May 11, 2021, incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS Item Number and Caption Page Number PART I 1. Business. 1 1A. Risk Factors. 8 1B. Unresolved Staff Comments. 12 2. Properties. 13 3. Legal Proceedings. 13 4. Mine Safety Disclosure. 13 PART II 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 14 6. Selected Financial Data. 17 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. 17 7A. Quantitative and Qualitative Disclosures About Market Risk. 27 8. Financial Statements and Supplementary Data. 28 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. 56 9A. Controls and Procedures. 56 9B. Other Information. 59 PART III 10. Directors, Executive Officers and Corporate Governance. 59 11. Executive Compensation. 59 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 59 13. Certain Relationships and Related Transactions, and Director Independence. 59 14. Principal Accountant Fees and Services. 59 PART IV 15. Exhibits and Financial Statement Schedules. 60

Forward-Looking Statements This Annual Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “should”, “will”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, (4) general economic, market or business conditions, and (5) the correction of certain of our previously issued consolidated financial statements, which may affect investor confidence and raise reputational issues. PART I Item 1. Business. Overview AAON, Inc., a Nevada corporation, (“AAON Nevada”) was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, and AAON Coil Products, Inc., a Texas corporation. Unless the context otherwise requires, references in this Annual Report to “AAON”, the “Company”, “we”, “us”, “our”, or “ours” refer to AAON Nevada and our subsidiaries. We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, and coils. Business and Marketing Strategy Our products serve the commercial and industrial new construction and replacement markets within the heating, ventilation, and air conditioning (“HVAC”) equipment industry. Our business strategy involves mass customization that uses flexible computer-aided manufacturing systems to produce standard, semi-custom, and custom outputs and combines the low unit costs of mass production processes with the flexibility of individual customization. Through a collaborative effort with our independent representative sales offices, we design and manufacture the precise semi- custom product offering that best serves the customer's needs. Our marketing strategy focuses upon underserved market niches including establishing manufacturing methodologies to support market niche products. We further focus on developing a company culture focused upon customer satisfaction, reducing product delivery channel time and cost, and continuing with the goal of product and manufacturing technology leadership. Our product mix, with a heavy investment in research and development, has an emphasis on energy efficiency, environment, and indoor air quality. Products Our rooftop and condensing unit markets primarily consist of units installed on commercial or industrial structures of generally less than ten stories in height. Our air handling units, self-contained units, geothermal/water-source heat pumps, chillers, packaged outdoor mechanical rooms, and coils are suitable for all sizes of commercial and industrial buildings. 1

The size of these markets is determined primarily by the number of commercial and industrial building completions and replacement demand from existing buildings. The replacement market consists of products installed to replace existing units/components that are worn or damaged and products to upgrade certain components, such as low leakage dampers, high efficiency heat exchangers and modern controls components. Currently, over half of the industry’s market consists of replacement units. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts and the general economy, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. Based on our 2020 sales of $514.6 million, we estimate that we have approximately a 13% share of the greater than five ton rooftop market and a 2% share of the less than five ton market. During 2020, approximately 50% of our sales were generated from the renovation and replacement markets and 50% from new construction. The ratio of sales for new construction vs. replacement to particular customers is related to various factors. Generally, the cyclicality of the new construction market fluctuates this ratio the most over an economic cycle. To date, our sales have been primarily to the domestic market. Foreign sales accounted for approximately $11.7 million, $14.8 million, and $14.7 million of our sales in 2020, 2019, and 2018, respectively. As a percentage of sales, foreign sales accounted for approximately 2%, 3%, and 3% of our net sales in each of those years, respectively. We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished products consist of a single unit system containing heating and cooling in a self-contained cabinet, referred to in the industry as “unitary products”. Our other finished products are chillers, packaged outdoor mechanical rooms, coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units, geothermal/water-source heat pumps, and controls. We offer three groups of rooftop units: the RQ Series, consisting of five cooling sizes ranging from two to six tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; and the RZ Series, which is offered in 15 cooling sizes ranging from 45 to 240 tons. We also offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self-contained units with cooling capacities of three to 70 tons. Our small packaged geothermal/water-source heat pump units consist of the WH Series horizontal configuration and WV Series vertical configuration, from one-half to 30 tons. We manufacture a LF Series air-cooled chiller, a LN Series air-cooled chiller, and a LZ Series chiller and packaged outdoor mechanical room, which are available in both air-cooled condensing and evaporative-condensed configurations, covering a range of four to 540 tons. We offer two groups of condensing units: the CB Series, two to five tons and the CF Series, two to 70 tons. Our air handling units consist of the indoor F1, H3, and V3 Series and the modular M2 Series, as well as air handling unit configurations of the RQ, RN, RZ, and SA Series units. Our energy recovery option applicable to our RQ, RN, RZ, and SB units, as well as our H3, V3, and M2 Series air handling units, responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products. Our air-cooled chillers (LF, LN, and LZ Series) are certified with the Air-Conditioning, Heating, and Refrigeration Institute (“AHRI”) in accordance with AHRI Standard 550/590. Our RN, RQ, M2, and SB Series, including our water-source heat pump products (WH, and WV Series), are AHRI certified in accordance with ANSI/AHRI/ ASHRAE/ISO 13256. Our unitary products (RQ, RN, and CB Series) are certified with the AHRI in accordance with AHRI Standard AHRI 210/240 up to 5 tons capacity and AHRI Standard AHRI 340/360 up to 63 tons capacity. 2

Performance characteristics of our products range in cooling capacity from one-half to 540 tons and in heating capacity from 7,200 to 9,000,000 British Thermal Units ("BTUs"). Many of our units far exceed these minimum standards and are among the highest efficiency units currently available. A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units. AAON is committed to designing and manufacturing innovative HVAC products of the highest quality, efficiency, and performance. Our water-source heat pump products recover otherwise wasted energy and employ it to cool, heat, and provide dehumidification to a building, making it one of the most efficient and environmentally friendly systems. AAON packaged rooftop units with two stage compressors are optimized with high efficiency evaporator and condenser coils and variable speed fans, leading to an AHRI Certified performance up to 19.15 SEER and 20.2 IEER. AAON H3/V3 Series energy recovery wheel air handling units provide energy efficient 100% outside air ventilation by recovering energy that would otherwise be exhausted from a building. LZ Series packaged outdoor mechanical rooms are engineered to maximize the efficiency of the complete hydronic system - compressors, condenser, and evaporator. Factory installed 98% efficiency boilers with pumping packages are available for applications that require hot water. Energy saving waterside economizers are available for chilled water systems that require cooling at low ambient conditions. AAON designs and produces controls solutions for all of our HVAC units including rooftop units, air handlers, chillers, and water-source heat pumps. In addition, we provide controls for variable air volume systems associated with those units, as well as controls products for other HVAC related equipment. Our controls are easily configurable to provide a wide variety of HVAC unit application options, and we are able to customize our controls, where necessary, to meet unique customers’ requirements. Most of our controls are Underwriters Laboratories category ZPVI2 complaint and BACnet Testing Laboratories certified. In addition our economizer function is California Title 24 certified. All of these factors allow us to provide AAON controls with factory developed, approved and tested sequences of operation to optimize the performance of the AAON units. Other AAON controls options include providing terminal blocks for field-installed controls and factory installed customer provided controls. With all these controls options available to us, we are able to use controls to help sell more AAON equipment. We also offer six control options: the Pioneer Silver, Pioneer Gold, Touchscreen Controller, Orion Controller, and terminal block for field installed controls, and factory installed customer provided controls. Air Quality Products The coronavirus disease 2019 ("COVID-19") pandemic has fueled a great deal of concern over best practices in the design and operation of building HVAC systems. In order to mitigate the spread of COVID-19, influenza, and other similar type respiratory diseases, we have done a great deal of research on what affects the transmission of these diseases and how AAON HVAC systems can be best designed. The American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"), a professional association with a goal of advancing HVAC systems designs and construction, put together an Epidemic Task Force in 2020 and determined several recommendations to mitigate the spread of the virus, including humidity control, air filtration, increased outdoor air ventilation, and air disinfection. Humidity control - AAON continues to lead the market in developing energy efficient humidity control with the use of variable capacity compressors and modulating hot gas reheat. Designing HVAC systems with superior humidity control allows building management to maintain ASHRAE’s recommended ambient relative humidity levels of 40%-60%, the ideal level to inactivate viruses in the air and on surfaces. Air Filtration - AAON standardizes a design that uses a backward curved fan wheel, which can accommodate higher airflow required for the ASHRAE recommended MERV 13 filtration, the minimum filter level for viruses, with very little reconfiguration. Prior to 2020, a vast majority of commercial buildings use filtration levels of MERV 4 to MERV 8, which has always been acceptable for filtering out typical particulates in the air stream. Outdoor Air Ventilation - AAON’s innovative use of energy recovery wheels and energy recovery plates combined with its superior humidity control design can help building management follow outdoor ventilation air recommendations while limiting an increase of energy usage and maintaining recommended humidity levels. 3

Air Disinfection - AAON has basic design characteristics that allow for an easy installation of ultraviolet lighting and bipolar ionization equipment. In addition to this equipment offered as options in new AAON units sold, AAON has basic design characteristics that allow for easy installation in AAON units already used in the field. Overall, AAON is well positioned to accommodate the heightened demand for features that can help mitigate virus transmission and improve air quality. The features that ASHRAE recommends requires premium designs and configurations that are standard in AAON units. As a result, we are able to incorporate air quality features into our units, at a minimal price premium and with no delivery delay. Representatives As of December 31, 2020, we employ a sales staff of 46 individuals and utilize approximately 63 independent manufacturer representatives’ organizations (“Representatives”) having 125 offices to market our products in the United States and Canada. We also have one international sales organization, which utilizes 28 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, Longview, Texas, or our Parkville, Missouri, facilities to the job site. Our products and sales strategy focuses on niche markets. The targeted markets for our equipment are customers seeking products of better quality than those offered, and/or options not offered, by standardized manufacturers. To support and service our customers and the ultimate consumer, we provide parts availability through our Representatives' sales offices, as well as our two Tulsa, Oklahoma AAON operated retail parts stores, to serve the local markets. We also have factory service organizations at each of our plants. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/or normal service to customers. Warranties Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only, including controls; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation. The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Major Customers One customer, Texas AirSystems, accounted for 10% or more of our sales during 2020, 2019, and 2018. No other customer accounted for more than 10% of our sales during 2020, 2019, and 2018. Backlog Our backlog as of February 1, 2021 was approximately $103.8 million, compared to approximately $129.2 million as of February 1, 2020. The current backlog consists of orders considered by management to be firm and our goal is to fill orders within approximately 60 to 90 days after an order is deemed to become firm; however, the orders are subject to cancellation by the customers in which case, cancellation charges apply up to the full price of the equipment. Competition In the standardized market, we compete primarily with Lennox (Lennox International, Inc.), Trane (Trane Technologies plc), York International (Johnson Controls International plc), Carrier (Carrier Global Corporation), and Daikin (Daikin Industries). All of these competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of 4 product, reliability, product line recognition, and acceptability of sales outlets. However, in new construction where the contractor is the purchasing decision maker, we are often at a competitive disadvantage because of the emphasis placed on initial cost. In the replacement market and other owner-controlled purchases, we have a better chance of getting business since quality and long-term cost are generally taken into account. Resources Sources and Availability of Raw Materials The most important materials we purchase are steel, copper, and aluminum. We also purchase from other manufacturers certain components, including compressors, electric motors, and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future. We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. We have not been significantly impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. Working Capital Practices Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation. Our greatest needs arise during the months of July - November, the peak season for inventory (primarily purchased material) and accounts receivable. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $30 million and had no balance outstanding at December 31, 2020. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future. Research and Development Our products are engineered for performance, flexibility, and serviceability. This has become a critical factor in competing in the HVAC equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines. AAON is fortunate enough to be able to self-sponsor our Research and Development (“R&D”) activities, rather than needing to be customer-sponsored. R&D activities have involved the RQ, RN, and RZ (rooftop units), F1, H3, SA, V3, and M2 (air handling units), LF, LN, and LZ (chillers), CB and CF (condensing units), SA and SB (self- contained units), and WH and WV (water-source heat pumps), as well as component evaluation and refinement, development of control systems and new product development. R&D expenses incurred were approximately $17.4 million, $14.8 million, and $13.5 million in 2020, 2019, and 2018, respectively. Our Norman Asbjornson Innovation Center ("NAIC") research and development laboratory facility that opened in 2019, includes many unique capabilities, which to our knowledge exist nowhere else in the world. A few features of the NAIC include supply, return, and outside sound testing at actual load conditions, testing of up to a 300 ton air conditioning system, up to a 540 ton chiller system, and 80 million BTU/hr of gas heating test capacity. Environmental application testing capabilities include -20 to 140°F testing conditions, up to 8 inches per hour rain testing, up to 2 inches per hour snow testing, and up to 50 mph wind testing. We believe we have the largest sound- testing chamber in the world for testing heating and air conditioning equipment and are not aware of any similar labs that can conduct this testing while putting the equipment under full environmental load. The unique capabilities of the NAIC will enable AAON to lead the industry in the development of quiet, energy efficient commercial and industrial heating and air conditioning equipment. 5

The NAIC currently houses ten testing chambers, with two new additional chambers scheduled to come online in early 2021. These testing chambers allow AAON to meet and maintain AHRI and U.S. Department of Energy ("DOE") certification and solidify the Company’s industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go up to 63 tons of air conditioning as that is the largest environmental chamber currently available for testing outside of our facility. The NAIC contains both a 100 ton and a 540 ton chamber, allowing us to uniquely prove to customers our capacity and efficiency on these larger units. The NAIC was designed to test units well beyond the standard AHRI rating points and allows us to offer testing services on AAON equipment throughout our range of product application. This capability is vital for critical facilities where the units must perform properly and allows our customers to verify the performance of our units in advance, rather than after installation. These same capabilities will enable AAON to develop a new extended range of operation equipment and prove its capabilities. Patents, Trademarks, Licenses, and Concessions We do not consider any patents, trademarks, licenses, or concessions to be material to our business operations, other than patents issued regarding our energy recovery wheel option, blower, gas-fired heat exchanger, evaporative- cooled condenser de-superheater, and low leakage damper which have terms of 20 years with expiration dates ranging from 2020 to 2033. Seasonality Sales of our products are moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. Environmental & Regulatory Matters Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position. Since our founding in 1988, AAON has maintained a commitment to design, develop, manufacture and deliver heating and cooling products to perform beyond all expectations and to demonstrate AAON’s quality and value to our customers. AAON equipment is designed with energy efficiency in mind, without sacrificing premium features and options. In addition to our high standard of product performance, is a commitment to sustainability for our employees, our stockholders, and our customers. At AAON, we strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability. AAON participates in a sustainability benchmarking initiative (Sustainable Tulsa Scor3card) through which we set goals, monitor and report in the areas of energy, material management, water, community stewardship, transportation, communication and health. AAON achieved Platinum level in this program in 2020 and was recognized with the Henry Bellmon Sustainability Award. We have an active internal sustainability committee that provides education opportunities, communications and recommendations to the company on a regular basis. Two leading focus areas for AAON are energy efficiency and material management. In the area of energy efficiency and conservation, AAON has transitioned to over 90% LED lighting leading to considerable cost savings and reduced energy consumption. The company participates in an energy demand response program and saved over $32,000 by reducing energy loads during peak periods in 2020. Twenty-seven percent of AAON’s energy portfolio is currently derived from renewable sources, and the company’s carbon footprint has been calculated as part of the Scor3card sustainability benchmarking initiative. Energy efficiency has been a priority in ongoing capital investments which include the acquisition of new, energy efficient equipment for the production floor, new high- 6 speed overhead facility doors, the installation of new HVAC equipment, building control systems, the application of heat and light reflective material to production facilities along with other behavioral –based energy efficiency changes. We are tracking our energy usage intensity before and after these updates. In the area of material management, there is a focus on recycling, reducing, reusing and sourcing more environmentally-friendly materials into our processes. AAON recycled over 11,741 tons of metal in 2020. Our facilities also recycle paper, wood and cardboard where available. Through our partnership with a waste to energy facility, we successfully diverted over 556 tons of waste from landfills. We continue to innovate ways to reduce and reuse shipping packaging between facilities and identify new opportunities to reduce or reuse items in our production and administrative areas. Human Capital Resources As of February 23, 2021, we employed 2,268 direct employees and contract personnel, a 2.8% decrease when compared to the same period 2020 and a 2.1% increase when compared to 2019. Our employees are not represented by unions or other collective bargaining agreements. Management considers its relations with our employees to be good. We believe our employees are key to achieving our business objectives. In the early stages of the COVID-19 pandemic, we put COVID-19 prevention protocols in place to minimize the spread of COVID-19 in our workplaces. These protocols, which remain in place, meet or exceed the Centers for Disease Control guidelines and where applicable, state and local mandates. Our key human capital measures include employee safety, turnover, absenteeism, and production. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Some of our notable health, welfare, and retirement benefits include: • Employee medical plan (with 175% employer health saving plan match) • 401(k) Plan (with 175% employer match) • Profit sharing bonus plan • Tuition assistance program • Paid time off Available Information Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K. Copies of any materials we file with the SEC can also be obtained free of charge through the SEC’s website at http:// www.sec.gov, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330. 7

Item 1A. Risk Factors. The following risks and uncertainties may affect our performance and results of operations. The discussion below contains “forward-looking statements” as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results. Risks Related to the Covid-19 Pandemic Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by pandemics, epidemics, or other public health emergencies, such as COVID-19. Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by pandemics, epidemics, or other public health emergencies, such as COVID-19. In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The outbreak has resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures, and other measures. In addition, governments and central banks in several parts of the world have enacted fiscal and monetary stimulus measures to counteract the impacts of COVID-19. We are considered a critical infrastructure industry, as defined by the U.S. Department of Homeland Security. Although we have continued to operate our facilities to date consistent with federal guidelines and state and local orders, the outbreak of COVID-19 and any preventive or protective actions taken by governmental authorities may have a material adverse effect on our operations, supply chain, customers, and transportation networks, including business shutdowns or disruptions. The extent to which COVID-19 may adversely impact our business depends on future developments, which are highly uncertain and unpredictable, depending upon the severity and duration of the outbreak and the effectiveness of actions taken globally to contain or mitigate its effects. Any resulting financial impact cannot be estimated reasonably at this time, but may materially adversely affect our business, results of operations, financial condition, and cash flows. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business due to any resulting economic recession or depression. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets which may adversely impact our stock price and our ability to access capital markets. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this Annual Report, such as those relating to our products and financial performance. Risks Related to Our Business Our business can be hurt by economic conditions. Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability. Our results of operations and financial condition could be negatively impacted by the loss of a major customer. From time to time in the past we derived a significant portion of our sales from a limited number of customers, and such concentration may continue in the future. In 2020, 2019, and 2018, one customer, Texas AirSystems, accounted for more than 10% of our sales. The loss of, or significant reduction in sales to, a major customer could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above. 8

We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability. The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance. We depend on our senior leadership team and the loss of our chief executive officer or one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business. Our success depends largely upon the continued services of our officers and senior leadership team. In particular, our chief executive officer, Gary D. Fields, is critical to our vision, strategic direction, culture, and overall business success. Furthermore, Mr. Fields' extensive industry knowledge and sales-channel experience would be difficult to replace. We also rely on our senior leadership team in the areas of research and development, marketing, production, sales, and general and administrative functions. From time to time, there may be changes in our senior leadership team resulting from the hiring or departure of senior leadership team members, which could disrupt our business. While we have have a robust succession plan in place for each one of our officers and senior leadership team members, the loss of one or more could have a serious adverse effect on our business. We do not maintain key-man insurance for Gary D. Fields or any other member of our senior leadership team. We do not have employment agreements with our officers or senior leadership team members that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Operations may be affected by natural disasters, especially since most of our operations are performed at a single location. Natural disasters such as tornadoes and ice storms, as well as accidents, acts of terror, infection, and other factors beyond our control could adversely affect our operations. Especially, as our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa facilities, the effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events ($100 million of total coverage with a per occurrence deductible of $7.5 million); however, this is not guaranteed to cover all the losses and damages incurred. Furthermore, we may experience increases in our insurance premium costs in relation to these matters that may have a material adverse effect upon our business, liquidity, financial condition, or results of operations. If we are unable to hire, develop or retain employees, it could have an adverse effect on our business. We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop, and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations. Variability in self-insurance liability estimates could impact our results of operations. We self-insure for employee health insurance and workers’ compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer for claims over $225,000 and $750,000 for employee health insurance claims and workers’ compensation insurance claims, respectively. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings. 9

Risks Related to Our Brand and Product Offerings We may not be able to compete favorably in the highly competitive HVAC business. Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service, and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations. We may not be able to successfully develop and market new products. Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. Furthermore, our continued investment in new product development may render certain legacy products and components obsolete resulting in increased inventory obsolescence expense that may have a material adverse effect upon our financial condition or results of operations. Risks Related to Material Sourcing and Supply We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components. Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. We risk having losses resulting from the use of non-cancellable fixed price contracts. Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. These fixed price contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. 10

Risks Related to Electronic Data Processing and Digital Information Our business is subject to the risks of interruptions by cybersecurity attacks. We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted due to technological problems, a cyber-attack, acts of terrorism, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other reasons. To date, we have not experienced a material impact to our business or operations resulting from cyber-security or other similar information attacks, but due to the ever-evolving attack methods, as well as the increased amount and level of sophistication of these attacks, our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber-related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions, and increased cost. The Company maintains cyber-security insurance, however, the coverage may not be sufficient to cover all financial losses. Risks Related to Governmental Regulation and Policies Exposure to environmental liabilities could adversely affect our results of operations. Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance. We are subject to potentially extreme governmental regulations and policies. We always face the possibility of new governmental regulations, policies and trade agreements which could have a substantial or even extreme negative effect on our operations and profitability. Several intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations, and profitability. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement. Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations. 11

We are subject to adverse changes in tax laws. Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations, or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments. We are subject to international regulations that could adversely affect our business and results of operations. Due to our use of representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations. Risks Inherent to an Investment in AAON, Inc. In the fourth quarter of 2019, we identified a material weakness in our internal control over financial reporting. Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our outstanding stock to decline. During the year ended December 31, 2019, we identified a material weakness in our internal control over financial reporting related to the appropriate policies and procedures in place to properly recognize share-based compensation for retirement eligible participants in our Long-Term Incentive Plans. For further information regarding this matter, please refer to Item 9A. Controls and Procedures in the 2019 Annual Report on Form 10-K for further information and Item 4b. Controls and Procedures in the March 31, 2020 Quarterly Report on Form 10-Q for remediation efforts in 2020. We concluded that this material weakness was remediated as of March 31, 2020. Management’s ongoing assessment of internal control over financial reporting may in the future identify additional weaknesses and conditions that need to be addressed. Any failure to improve our internal control over financial reporting to address identified weaknesses in the future, if they were to occur, could prevent us from maintaining accurate accounting records and discovering material accounting errors, which in turn, could adversely affect our business and the value of our outstanding stock. We corrected certain of our previously issued consolidated financial statements, which may affect investor confidence and raise reputational issues. As discussed in the Explanatory Note preceding Item 1, Business, in Note 2, Error Correction, and in Note 25, Quarterly Results (Unaudited), in the 2019 Annual Report on Form 10-K, we reached a determination to correct our consolidated financial statements at December 31, 2018 and for the years ended December 31, 2018 and December 31, 2017, selected financial data at and for the year ended December 31, 2016 and 2015, and each of the unaudited quarterly periods September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018, September 31, 2018, June 30, 2018 and March 31, 2018. These corrections were presented in the 2019 Annual Report on Form 10-K. As a result, we have become subject to a number of additional risks and uncertainties, which may affect investor confidence in the accuracy of our financial disclosures and may raise reputational issues for our business. Item 1B. Unresolved Staff Comments. None. 12

Item 2. Properties. As of December 31, 2020, we own all of our Tulsa, Oklahoma, and Longview, Texas, facilities, consisting of approximately two million square feet of space for office, manufacturing, research and development, warehouse, assembly operations, and parts sales. We believe that our facilities are well maintained and are in good condition and suitable for the conduct of our business. Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 sq. ft. building (327,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue, and a 940,000 sq. ft. manufacturing/warehouse building and a 70,000 sq. ft. office building located on an approximately 79-acre tract of land across the street from the original facility (2440 South Yukon Avenue) (collectively, the “Tulsa facilities”). Our plant and office facilities in Longview, Texas, consist of a 263,000 sq. ft. building (256,000 sq. ft. of manufacturing/warehouse space and 7,000 sq. ft. of office space) located on a 13-acre tract of land at 203-207 Gum Springs Road. In August 2019, construction began, adjacent to our current Longview, Texas facilities, on a 224,000 sq. ft. building expansion (210,000 sq. ft. of manufacturing/warehouse space and 12,000 sq. ft. of office space) located on an approximately 22-acre tract of land. The new building was completed and became operational in early 2021 and will be used for both equipment manufacturing operations and coil warehouse storage. Our manufacturing areas are heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses. Assembly lines consist of cart-type and roller-type conveyor lines with variable line speed adjustment, which are motor driven. Subassembly areas and production line manning are based upon line speed. Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive, containing 51,000 sq. ft. We believe that the leased facility is well maintained and in good condition and suitable for the conduct of our business. In addition to a retail parts store location at our Tulsa facilities, we also own a 13,500 sq. ft. stand alone building (7,500 sq. ft. warehouse and 6,000 sq. ft. office) which is utilized as an additional retail parts store to provide our customers more accessibly to our products. The building is on approximately one acre and is located at 9528 E 51st St in Tulsa, Oklahoma. In 2019, we opened our new engineering research and development laboratory at the Tulsa facilities, since named the Norman Asbjornson Innovation Center. The three-story 134,000 square foot stand alone facility is both an acoustical and a performance measuring laboratory. This facility currently consists of ten test chambers, two more test chambers to be completed in first quarter 2021, allowing AAON to meet and maintain industry certifications. This facility is located West of the 940,000 sq. ft. manufacturing/warehouse building at 2425 South Yukon Avenue. Item 3. Legal Proceedings. We are not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action has been threatened against us, or, to the best of our knowledge, is contemplated. Item 4. Mine Safety Disclosure. Not applicable. PART II 13

I R E R S I E S Our common stock is quoted on the NASDA Global Select Market under the symbol AAON . The table below summarizes the intraday high and low reported sale prices for our common stock for the past two fiscal years. As of the close of business on February 22, 2021, there were 964 holders of record of our common stock. uarter Ended High Low March 31, 2019 46.69 33.52 June 30, 2019 52.50 44.36 September 30, 2019 53.2 43.34 December 31, 2019 51.0 42.5 March 31, 2020 60.00 40.4 June 30, 2020 59.35 43. 4 September 30, 2020 61.24 52.56 December 31, 2020 69.41 56.2 At the discretion of the Board of Directors, we pay semi annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 1 , 201 June , 201 July 6, 201 0.16 November , 201 November 29, 201 December 20, 201 0.16 May 20, 2019 June 3, 2019 July 1, 2019 0.16 November 6, 2019 November 2 , 2019 December 1 , 2019 0.16 May 15, 2020 June 3, 2020 July 1, 2020 0.19 November 10, 2020 November 2 , 2020 December 1 , 2020 0.19 14

The following is a summary of our share based compensation plans as of December 31, 2020: E IT COMPENSATION PLAN INFORMATION Plan category (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (b) eighted average exercise price of outstanding options, warrants and rights (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) The 200 Long Term Incentive Plan 214, 0 1 . 0 The 2016 Long Term Incentive Plan 525,2 1 3 .1 4,22 , 69 Repurchases during the fourth quarter of 2020, which include repurchases from our open market, 401(k) and employee repurchase programs, were as follows: ISS ER P RCHASES OF E IT SEC RITIES (a) Total Number of Shares (or nits (b) Average Price Paid (Per Share (c) Total Number of Shares (or nits) Purchased as part of Publicly Announced (d) Maximum Number (or Approximate Dollar alue) of Shares (or nits) that may yet be Purchased under the Period Purchased) or nit) Plans or Programs Plans or Programs October 2020 4 ,353 62. 3 4 ,353 November 2020 50,651 64.42 50,651 December 2020 3 ,423 64.4 3 ,423 Total 136,42 63. 4 136,42 15

Comparative Stock Performance Graph

The following performance graph compares our cumulative total shareholder return, the NASDAQ Composite and a peer group of publically traded U.S. industrial manufacturing companies in the air conditioning, ventilation, and heating exchange equipment markets from December 31, 2015 through December 31, 2020. Our peer group includes Lennox International, Inc., Trane Technologies plc (formerly Ingersoll-Rand plc), Johnson Controls International plc, and Carrier Global Corporation (formerly United Technologies Corporation). The graph assumes that $100 was invested at the close of trading December 31, 2015, with reinvestment of dividends. This table is not intended to forecast future performance of our Common Stock.


Comparison of Five Year Cumulative Total Return
Assumes Initial Investment of $100
December 31, 2020
300
250
200
150
100
2015
2016
2017
2018
2019
2020
AAON Inc.
NASDAQ
Peer Group (Notes 1 & 2 see below)

[1]On March 2, 2020, Trane Technologies PLC (formerly known as Ingersoll-Rand plc) spun off its industrial assets, which made up over 50% of the company's sales. Thus, historical stock performance prior to the divestiture is not fully representative of the current company's assets.

[2]On April 3, 2020, Carrier Global Corporation was spun off from its parent company, United Technologies Corporation. We have included Carrier's cumulative total shareholder return from April 3, 2020 through December 31, 2020 assuming $100 was invested at the close of trading on April 3, 2020.

This stock performance graph is not deemed to be "soliciting material" or otherwise be considered to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

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I S . The following selected financial data should be read in conjunction with our F nan al tatement and lementar ata thereto included under Item of this report and anagement on and nal o F nan al Cond t on and e lt o erat on contained in Item . ears Ended December 31, Results of Operations: 2020 2019 201 201 2016 n t o and e e t er are data Net sales 514,551 469,333 433,94 405,232 3 3,9 Net income 9,009 53, 11 42,329 53, 30 53,020 Earnings per share: Basic 1.51 1.03 0. 1 1.02 1.00 Diluted 1.49 1.02 0. 0 1.01 0.99 Cash dividends declared per common share: 0.3 0.32 0.32 0.26 0.24 December 31, Financial Position at End of Fiscal ear: 2020 2019 201 201 2016 n t o and orking capital 161,21 131,521 93,16 104,002 102,2 Total assets 449,00 3 1,424 30 ,994 296,590 256,335 Revolving credit facility New market tax credit obligation 6,363 6,320 Total stockholders equity 350, 65 290,140 249,443 23 ,925 20 ,410 I A R The following discussion should be read in conjunction with the other sections of this Annual Report on Form 10 K, including the consolidated financial statements and related notes contained in Item , F nan al tatement and lementar ata. e engineer, manufacture, market, and sell air conditioning and heating equipment consisting of standard, semi custom, and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water source heat pump, coils, and controls. These products are marketed and sold to retail, manufacturing, educational, lodging, supermarket, medical, and other commercial industries. e market our products to all 50 states in the nited States and certain provinces in Canada. Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The recent uncertainty of the economy has negatively impacted the commercial and industrial new construction markets. A further decline in economic activity could result in a decrease in our sales volume and profitability. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. 1

e sell our products to property owners and contractors through a network of independent manufacturers representatives and our internal sales force. The demand for our products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 1 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth, and the relative age of the population. hen new construction is down, we emphasize the replacement market. The new construction market in 2020 continued to be unpredictable and uneven. Thus, throughout the year, we emphasized promotion of the benefits of AAON equipment to property owners in the replacement market. The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum. e also purchase from other manufacturers certain components, including compressors, motors, and electrical controls. The price levels of our raw materials fluctuate given that the market continues to be volatile and unpredictable as a result of the uncertainty related to the .S. economy and global economy. For the year ended December 31, 2020, the prices for copper, galvanized steel, stainless steel and aluminum increased approximately 0.6 , 12.2 , .5 , and 12. , respectively, from 2019. For the year ended December 31, 2019, the prices for copper, galvanized steel and stainless steel decreased approximately 3.2 , 5. , 2.3 , and 1.6 , respectively, from 201 . e attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non cancellable fixed price contracts with our major suppliers for periods of six to 1 months. e expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. The following are highlights of our results of operations, cash flows, and financial condition: In 2020, we fully realized the price increases put in place during 2019. e continued to become more efficient. Our gross profit percentage improved from 25.4 during the year ended in 2019 to 30.3 in 2020 despite employee absenteeism, mostly in June, related to CO ID 19. Our warranty expense has continued to improve from 201 through 2020. e honored our founder and Executive Chairman, Norman Asbjornson, with a donation to inifred Public Schools of 1.25 million. ith a record year, were able to reward our employees with increased profit sharing and bonuses. e spent 6 . million in capital expenditures in 2020, over half of which was for our new building in Longview, Texas. e recognized a gain of 6.4 million from the receipt of insurance proceeds related to our roof on our Tulsa facility that sustained hail damage in the spring. Total cash, cash equivalents and restricted cash was 2.3 million at December 31, 2020. R nits sold for years ended December 31: 2020 2019 201 Rooftop nits 15, 13 14,44 15,2 3 Condensing nits 1,920 1, 3 2,00 Air Handlers 2,0 3 2,3 2 2,500 Outdoor Mechanical Rooms 33 33 3 ater Source Heat Pumps 6,492 , 16 5,334 Total nits 26,231 26,30 25,152 1

E E N S ears Ended December 31, 2020 2019 Change Change n t o and e e t n t data Net sales 514,551 469,333 45,21 9.6 Total units 26,231 26,30 (6) (0.3) Our sales increased 9.6 , or 45.2 million mostly due to the increase in rooftop sales which increased by 51.5 million (increase of 15 ). The increase in rooftop units sales was due in part to our increased sheet metal production from the additional Salvagnini machines that were placed into operation allowing increased production (1,265 units or 9 unit increase over 2019) and from price increases put in place over the last year. S ears Ended December 31, Percent of Sales 2020 2019 2020 2019 n t o and Cost of sales 35 , 02 349,90 69. 4.6 Gross Profit 155, 49 119,425 30.3 25.4 The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum. As shown below, our average raw material prices increased during the year. However, the Company had increased its inventory levels in 2019 and early 2020 at lower prices and was able to benefit from these lower priced raw materials as the stock was consumed in 2020. The Company continues to closely monitor its raw materials prices to try and purchase quantities when there are dips in the market. The Company improved its labor and overhead efficiencies with our new sheet metal machines that were placed into service in the last quarter of 2019 and early 2020, eliminating any bottlenecks in our sheet metal production. The Company s headcount was also down compared to 2019, resulting in a higher production output per employee. Twelve month average raw material cost per pound as of December 31: 2020 2019 Change Copper 3.65 3.63 0.6 Galvanized Steel 0.55 0.49 12.2 Stainless Steel 1.41 1.30 .5 Aluminum 2.02 1. 9 12. 19

S G A E ears Ended December 31, Percent of Sales 2020 2019 2020 2019 n t o and arranty 6,621 ,04 1.3 1. Profit Sharing 11,593 ,44 2.3 1.6 Salaries Benefits 20,159 13,394 3.9 2.9 Stock Compensation 5,341 6,690 1.0 1.4 Advertising 23 1 0.2 0.2 Depreciation 1,999 1,524 0.4 0.3 Insurance 1,066 05 0.2 0.2 Professional Fees 2,514 2, 3 0.5 0.6 Donations 2,115 1,13 0.4 0.2 Bad Debt Expense 153 91 Other ,10 9,3 5 1.6 2.0 Total SG A 60,491 52,0 11. 11.1 The Company experienced a decrease in warranty claims paid of 15.6 in 2020. Our profit sharing expenses are up due to higher earnings. Salaries benefits increased due to additional bonuses and employee incentives. Stock compensation was lower because the valuation of the Company wide equity grant awarded in March 2020 was less than the grant awarded in March 2019. Donations increased due to the contribution of approximately 1.3 million to inifred, Montana Public Schools in recognition of Norman H. Asbjornson s transition from CEO to Executive Chairman. I T ears Ended December 31, Effective Tax Rate 2020 2019 2020 2019 n t o and Income tax provision 22,966 13,320 22.5 19.9 pon completion of the Company s 201 tax return in 2019, the Company recorded additional benefit due to higher than expected research and development credit of 0.6 million. Additionally in 2019, the Company determined it could take advantage of an additional 1 tax credit in Oklahoma for years in which the Company s location was deemed to be within an enterprise zone. The additional Oklahoma Credit for being in an enterprise zone, or otherwise allowable under Oklahoma law, resulted in a benefit of 1.2 million. 20

E E N S ears Ended December 31, 2019 201 Change Change n t o and e e t n t data Net sales 469,333 433,94 35,3 6 .2 Total units 26,30 25,152 1,155 4.6 Most of the increase in revenues was due to our price increases in 201 which were realized during 2019. Additionally, our parts sales and water source heat pumps sales grew with increases of .0 million and 10. million, respectively. S ears Ended December 31, Percent of Sales 2019 201 2019 201 n t o and Cost of sales 349,90 330,414 4.6 6.1 Gross Profit 119,425 103,533 25.4 23.9 The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum. As shown below, our average raw material prices decreased from 201 to 2019. The Company also maintained a steady level of workforce throughout 2019. Twelve month average raw material cost per pound as of December 31: 2019 201 Change Copper 3.63 3. 5 (3.2) Galvanized Steel 0.49 0.52 (5.) Stainless Steel 1.30 1.33 (2.3) Aluminum 1. 9 1. 2 (1.6) 21

S G A E ears Ended December 31, Percent of Sales 2019 201 2019 201 n t o and arranty ,04 , 0 1. 2.0 Profit Sharing ,44 6,165 1.6 1.4 Salaries Benefits 13,394 12,63 2.9 2.9 Stock Compensation 6,690 4, 33 1.4 1.1 Advertising 1 62 0.2 0.2 Depreciation 1,524 950 0.3 0.2 Insurance 05 1,235 0.2 0.3 Professional Fees 2, 3 2,441 0.6 0.6 Donations 1,13 933 0.2 0.2 Bad Debt Expense 91 1 4 Other 9,3 5 9,356 2.0 2.2 Total SG A 52,0 4 ,194 11.1 11.1 The Company experienced a decrease in warranty claims paid of 13.4 in 2019. Our profit sharing expenses increased due to higher earnings. Depreciation increased due to the continued expansion of our facilities. The Company makes company wide equity grants each year that caused our increase in stock compensation. e raised our minimum wage twice during 2019 to keep our salaries consistent with market rates to help retain employees. I T ears Ended December 31, Effective Tax Rate 2019 201 2019 201 n t o and Income tax provision 13,320 13,1 1 19.9 23. pon completion of the Company s 201 tax return in 2019, the Company recorded additional benefit due to higher than expected research and development credit of 0.6 million. Additionally in 2019, the Company determined it could take advantage of an additional 1 tax credit in Oklahoma for years in which the Company s location was deemed to be within an enterprise zone. The additional Oklahoma Credit for being in an enterprise zone, or otherwise allowable under Oklahoma law, resulted in a benefit of 1.2 million. R Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the occasional use of the revolving bank line of credit based on our current liquidity at the time. in i Our unrestricted cash and cash equivalents and increased 52.2 million from December 31, 2019 to December 31, 2020. As of December 31, 2020, we had 2.3 million in cash and cash equivalents and restricted cash. ev vin ine edi On July 26, 201 we renewed our 30.0 million line of credit ( BOK Revolver ) with BOKF, NA dba Bank of Oklahoma ( Bank of Oklahoma ). nder the line of credit, there was one standby letter of credit of 1. million as of December 31, 2020. At December 31, 2020 we have 2 .2 million of borrowings available under the revolving credit facility. No fees are associated with the unused portion of the committed amount. 22

As of December 31, 2020 and 2019, there were no outstanding balances under the revolving credit facility. Interest on borrowings is payable monthly at LIBOR plus 2.0 . The weighted average interest rate was 2.6 and 4.3 for the years ended December 31, 2020 and 2019, respectively. At December 31, 2020, we were in compliance with all of the covenants under the BOK Revolver. e are obligated to comply with certain financial covenants under the BOK Revolver. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2020, our tangible net worth was 350.9 million, which meets the requirement of being at or above 1 5.0 million. Our total liabilities to tangible net worth ratio was 0.3 to 1.0 which meets the requirement of not being above 2 to 1. e e edi i i n On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third party financial institution (the Investor ) and a certified Community Development Entity under a qualified New Markets Tax Credit ( NMTC ) program pursuant to Section 45D of the Internal Revenue Code of 19 6, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the Project ). In connection with the NMTC transaction, the Company received a 23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities. pon closing of the NMTC transaction, the Company provided an aggregate of approximately 15.9 million to the Investor, in the form of a loan receivable, with a term of twenty five years, bearing an interest rate of 1.0 . This 15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate 22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company s Longview, Texas facilities, and a guarantee from the Company, including an unconditional guarantee of NMTCs. e se The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5. million shares. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market. Our open market repurchase programs are as follows: A E A R E May 16, 201 1 15 million March 1, 2019 March 5, 2019 1 20 million March 4, 2020 March 13, 2020 20 million 2 1 The 201 and 2019 purchase authorizations were executed under 10b5 1 programs. 2 Expiration Date is at Board s discretion. The Company is authorized to effectuate repurchases of the Company s common stock on terms and conditions approved in advance by the Board. The Company also has a stock repurchase arrangement by which employee participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices. 23

Our repurchase activity is as follows: 2020 2019 201 n t o and e e t are and er are data Program Shares Total per share Shares Total per share Shares Total per share Open market 103,6 9 4,9 4 .10 5, 99 200 34.46 252,2 2 ,3 4 33.19 401(k) 43 ,921 25,0 3 5 .12 419,963 19,3 6 46.16 49 , 53 1 ,4 2 3 .11 Directors and employees 23,2 2 1,169 50.23 2 ,66 1,20 42.11 33, 51 1,09 32.49 Total 565, 2 31,229 55.19 454,430 20, 93 45. 6 3, 6 2 ,943 35.65 Inception to Date n t o and e e t are and er are data Program Shares Total per share Open market 4,205,255 4, 93 1 . 9 401(k) ,906,660 145,000 1 .34 Directors and employees 2,005,201 20, 51 10.35 Total 14,11 ,116 240,544 1 .04 Dividends At the discretion of the Board of Directors, we pay semi annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 1 , 201 June , 201 July 6, 201 0.16 November , 201 November 29, 201 December 20, 201 0.16 May 20, 2019 June 3, 2019 July 1, 2019 0.16 November 6, 2019 November 2 , 2019 December 1 , 2019 0.16 May 15, 2020 June 3, 2020 July 1, 2020 0.19 November 10, 2020 November 2 , 2020 December 1 , 2020 0.19 Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing), and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2021 and the foreseeable future. 24

S The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows used in financing activities for the years indicated. 2020 2019 201 n t o and A Net Income 9,009 53, 11 42,329 Income statement adjustments, net 44, 93 42,440 2 ,513 Changes in assets and liabilities: Accounts receivable 19, 59 (13,412) (2, 32) Income tax receivable (3, 15) 5,129 (4,44) Inventories (9, 26) 2,55 (5,59) Prepaid expenses and other (2,364) (329) (52) Accounts payable (2,155) 2 0 (1,1 6) Deferred revenue 1,010 425 412 Accrued liabilities 2,203 ,124 (1, 16) Net cash provided by operating activities 12 , 14 9 ,925 54, 56 I A Capital expenditures (6 , 02) (3 ,166) (3 ,26 ) Insurance proceeds 6,41 Cash paid for business combination (6,3) Purchases of investments (6,000) (16,201) Maturities of investments and proceeds from called investments 6,000 25,145 Other 112 120 66 Net cash used in investing activities (61,2 3) (3 ,046) (34,635) A Proceeds from financing obligation, net of issuance costs 6,614 Payment related to financing costs (301) Stock options exercised 21,41 12,625 4,9 Repurchase of stock (30,060) (19,5 6) (26, 46) Employee taxes paid by withholding shares (1,169) (1,20) (1,09) Cash dividends paid to stockholders (19, 15) (16,645) (16, 2 ) Net cash used in financing activities (29,626) (1 ,500) (39,6 4) Ca Flow rom erat ng t t e Cash flows from operating activities increased in 2020 mainly as a result of our continuing operations which capitalized on our reduced lead times and second full year of benefiting from price increases enacted during 201 and 2019, combined with an overall decrease in the average cost of inventory raw materials purchased in 2019. For 2019, the Company saw an increase in customer prepayments and lower warranty claims that decreased our liability payments. The positive warranty downward trend continued in 2020. In 201 , the Company s cash flows were tighter due to our capital expenditures and business combination that was completed during the year. Ca Flow rom In e t ng t t e Cash flows from investing activities increased in 2020 as compared to 2019 and 201 . Cash flows from investing activities are primarily affected by the timing of our capital expenditures. In November 2020, we received approximately 6.4 million from insurance proceeds which will be utilized to extend the useful life of our facility s roof in Tulsa, Oklahoma. Additionally, we paid approximately 6.4 million in 201 related to our February 201 business combination. 25

The capital expenditures for 2020 relate to the completion of our Longview facility expansion as well as the addition to and replacement of sheet metal manufacturing equipment. The capital expenditures for 2019 relate to the completion of our R&D lab and water-source heat pump lines, along with the expansion of our Longview facility. Our capital expenditure program for 2021 is estimated to be approximately $70.7 million. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges. Cash Flows from Financing Activities Cash flows from financing activities is primarily affected by the timing of stock options exercised by our employees. Cash flows from stock options exercised increased to the increase in our publically traded stock price. Additionally, we received approximately $6.6 million in net proceeds in 2019 related to the New Markets Tax Credit transaction (Note 18). We also increased our dividend per share in 2020 from $0.16 to $0.19. Off-Balance Sheet Arrangements We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources. Commitments and Contractual Agreements We had no material contractual purchase agreements as of December 31, 2020. Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. Critical Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions, and judgments on historical experience, current trends and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts, and for estimated shrinkage. Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years for compressors (if applicable); 15 years on aluminized steel gas- fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas- fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water- source heat pumps covers parts for five years from the date of installation. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. 26

Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required. Share-Based Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options and restricted stock awards, based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions such as: the expected volatility, the expected term of the options granted, expected dividend yield and the risk-free rate. The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (Topic 740). The ASU includes simplification of accounting for income taxes for franchise taxes, step up in tax basis for goodwill as part of a business combination and interim reporting of enacted changes in tax laws. The ASU is effective for the Company beginning after December 15, 2020. We do not expect ASU 2019-12 will have a material effect on our consolidated financial statements and notes thereto. Item 7A. Quantitative and Qualitative Disclosures About Market Risk. Commodity Price Risk We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use fixed price cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure. 27

Item 8. Financial Statements and Supplementary Data. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm 29 Consolidated Balance Sheets 31 Consolidated Statements of Income 32 Consolidated Statements of Stockholders’ Equity 33 Consolidated Statements of Cash Flows 34 Notes to Consolidated Financial Statements 35 28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 25, 2021 expressed an unqualified opinion. Basis for opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical audit matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Inventory – manual inventory adjustments As described in Note 2 to the Company’s financial statements, the Company reports inventory using the first in, first out (“FIFO”) method, which involves manual adjustments recorded to the general ledger such as inventory variance, inventory allowance and labor and overhead adjustments, which had the potential to be larger or require more judgement during the year ended December 31, 2020, where the Company experienced changes in the prices of certain raw materials due to the COVID-19 pandemic. These manual adjustments have been identified as a critical audit matter. The principal consideration for our determination such manual inventory adjustments as a critical audit matter is these manual adjustments require substantial use of management estimates and requires the Company to have effective inventory valuation processes. Significant management judgments and estimates utilized to determine manual inventory adjustments are subject to estimation uncertainty and require significant auditor subjectivity in evaluating the reasonableness of those judgments and estimates. 29

Our audit procedures related to the manual inventory adjustments included the following, among others. • We tested the design and operating effectiveness of controls over inventory valuation, including the standard cost updates in the accounting system and the completeness and accuracy of the inputs to the inventory variance calculation and any related adjustments. • We verified the Company’s standard costing of inventory approximated FIFO by obtaining FIFO buildups and inspected underlying documents for a sample of raw materials. • We assessed the reasonableness of management’s inventory reserve by recalculating the reserve using management’s inputs, and evaluated those inputs for reasonableness. • We tested labor and overhead rate changes by recalculating the rates used and tested any adjustments recorded to the general ledger. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2004. Tulsa, Oklahoma February 25, 2021 30

AA N I S S December 31, 2020 2019 A n t o and e e t are and er are data Current assets: Cash and cash equivalents 9,025 26, 9 Restricted cash 3,263 1 ,5 6 Accounts receivable, net of allowance for credit losses of 506 and 353, respectively 4 ,3 6 ,399 Income tax receivable 4,5 2 Note receivable 31 29 Inventories, net 2,219 3,601 Prepaid expenses and other 3, 39 1,3 5 Total current assets 220,251 1 ,549 Property, plant and equipment: Land 4,0 2 3,2 4 Buildings 122,1 1 101,113 Machinery and equipment 2 1,266 236,0 Furniture and fixtures 1 ,956 16, 62 Total property, plant and equipment 426,465 35 ,336 Less: Accumulated depreciation 203,125 1 9,242 Property, plant and equipment, net 223,340 1 ,094 Intangible assets, net 3 2 2 Goodwill 3,229 3,229 Right of use assets 1,5 1 1,6 3 Note receivable, long term 5 9 59 Total assets 449,00 3 1,424 S E Current liabilities: Revolving credit facility Accounts payable 12,44 11, 59 Accrued liabilities 46,5 6 44,269 Total current liabilities 59,033 56,02 Deferred tax liabilities 2 ,324 15,29 Other long term liabilities 4,423 3,639 New market tax credit obligation (a) 6,363 6,320 Commitments and contingencies Stockholders equity: Preferred stock, .001 par value, 5,000,000 shares authorized, no shares issued Common stock, .004 par value, 100,000,000 shares authorized, 52,224, 6 and 52,0 ,515 issued and outstanding at December 31, 2020 and 2019, respectively 209 20 Additional paid in capital 5,161 3,631 Retained earnings 345,495 2 6,301 Total stockholders equity 350, 65 290,140 Total liabilities and stockholders equity 449,00 3 1,424 (a) Held by variable interest entities (Note ) The accompanying notes are an integral part of these consolidated financial statements. 31

AA N I S S I ears Ended December 31, 2020 2019 201 n t o and e e t are and er are data Net sales 514,551 469,333 433,94 Cost of sales 35 , 02 349,90 330,414 Gross profit 155, 49 119,425 103,533 Selling, general and administrative expenses 60,491 52,0 4 ,194 (Gain) loss on disposal of assets and insurance recoveries (6,4) 33 (12) Income from operations 101, 36 6 ,011 55,351 Interest income, net 66 196 Other (expense) income, net 51 (46) (4) Income before taxes 101,9 5 6 ,031 55,500 Income tax provision 22,966 13,320 13,1 1 Net income 9,009 53, 11 42,329 Earnings per share: Basic 1.51 1.03 0. 1 Diluted 1.49 1.02 0. 0 Cash dividends declared per common share: 0.3 0.32 0.32 eighted average shares outstanding: Basic 52,16 ,6 9 52,0 9, 65 52,2 4,616 Diluted 53,061,169 52,635,415 52,66 ,939 The accompanying notes are an integral part of these consolidated financial statements. 32

AA N I S S S E Common Stock Paid in Retained Shares Amount Capital Earnings Total n t o and Balance at December 31, 201 52,422 210 23 , 15 23 ,925 Net income 42,329 42,329 Stock options exercised and restricted 353 1 4,9 6 4,9 stock awards granted Share based compensation , 62 , 62 Stock repurchased and retired (4) (3) (12, 4 ) (15,092) (2 ,943) Dividends (16, 1 ) (16, 1 ) Balance at December 31, 201 51,991 20 249,235 249,443 Net income 53, 11 53, 11 Stock options exercised and restricted 542 2 12,623 12,625 stock awards granted Share based compensation 11, 99 11, 99 Stock repurchased and retired (454) (2) (20, 91) (20, 93) Dividends (16,645) (16,645) Balance at December 31, 2019 52,0 9 20 3,631 2 6,301 290,140 Net income 9,009 9,009 Stock options exercised and restricted 12 3 21,415 21,41 stock awards granted Share based compensation 11,342 11,342 Stock repurchased and retired (566) (2) (31,22) (31,229) Dividends (19, 15) (19, 15) Balance at December 31, 2020 52,225 209 5,161 345,495 350, 65 The accompanying notes are an integral part of these consolidated financial statements. 33

AA N I S S ears Ended December 31, 2020 2019 201 A n t o and Net income 9,009 53, 11 42,329 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 25,634 22, 66 1 ,655 Amortization of bond premiums 13 Amortization of debt issuance costs 43 Provision for credit losses on accounts receivable, net of adjustments 153 91 1 4 Provision for excess and obsolete inventories 1,10 1,454 152 Share based compensation 11,342 11, 99 , 62 (Gain) loss on disposition of assets (6,4) 33 (12) Foreign currency transaction (gain) loss (12) (2) 55 Interest income on note receivable (24) (25) (2) Deferred income taxes 13,02 6,03 2,641 Changes in assets and liabilities: Accounts receivable 19, 59 (13,412) (2, 32) Income tax receivable (3, 15) 5,129 (4,44) Inventories (9, 26) 2,55 (5,59) Prepaid expenses and other (2,364) (329) (52) Accounts payable (2,155) 2 0 (1,1 6) Deferred revenue 1,010 425 412 Accrued liabilities and donations 2,203 ,124 (1, 16) Net cash provided by operating activities 12 , 14 9 ,925 54, 56 I A Capital expenditures (6 , 02) (3 ,166) (3 ,26 ) Cash paid in business combination (6,3) Proceeds from sale of property, plant and equipment 60 69 13 Insurance proceeds 6,41 Investment in certificates of deposits (6,000) ( ,200) Maturities of certificates of deposits 6,000 10,0 0 Purchases of investments held to maturity (9,001) Maturities of investments held to maturity 14,5 0 Proceeds from called investments 495 Principal payments from note receivable 52 51 53 Net cash used in investing activities (61,2 3) (3 ,046) (34,635) A Proceeds from financing obligation, net of issuance costs 6,614 Payment related to financing costs (301) Stock options exercised 21,41 12,625 4,9 Repurchase of stock (30,060) (19,5 6) (26, 46) Employee taxes paid by withholding shares (1,169) (1,20) (1,09) Dividends paid to stockholders (19, 15) (16,645) (16, 2 ) Net cash used in financing activities (29,626) (1 ,500) (39,6 4) N 3 ,915 42,3 9 (19,463) 44,3 3 1,994 21,45 2,2 44,3 3 1,994 The accompanying notes are an integral part of these consolidated financial statements. 34

AAON, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2020 1. Business Description AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation and AAON Coil Products, Inc., a Texas corporation (collectively, the “Company”). The Consolidated Financial Statements include our accounts and the accounts of our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls. 2. Summary of Significant Accounting Policies Principles of Consolidation These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. Our financial statements consolidate all of our affiliated entities in which we have a controlling financial interest. Because we hold certain rights that give us the power to direct the activities of two variable interest entities ("VIEs") (Note 18) that most significantly impact the VIEs economic performance, combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in those VIEs. Impact of COVID-19 Pandemic In March 2020, the World Health Organization characterized the coronavirus ("COVID-19") a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The rapid spread of the pandemic and the continuously evolving responses to combat it have had an increasingly negative impact on the global economy. Our manufacturing operations are considered a critical infrastructure industry, as defined by the U.S. Department of Homeland Security, as such, the decrees issued by national, state, and local governments in response to the COVID-19 pandemic have had minimal impact on our operations except for higher employee absenteeism in our manufacturing facilities. We had continuous operations during the year ended December 31, 2020 except for a planned (unrelated to COVID-19) shut down at out Tulsa, OK facility during the last week of December 2020. For the most part, our workers are able to socially distance themselves during the manufacturing process. Additional precautions have been taken to social distance workers that work in close environments. The Company utilizes sanitation stations, requires the use of a facial covering when unable to socially distance, performs daily temperature scanning, and performs additional cleaning and sanitation throughout the day and deep cleaning overnight. The Company did see significant employee absenteeism in the latter part of June 2020. These unexpected employee absences resulted in reduced shipments and longer lead times in the second quarter 2020. During the third quarter and fourth quarter 2020, employee attendance levels were stronger than previously anticipated. Additionally, our work force has adapted well to school and childcare related issues. Furthermore, COVID-19 has had no significant impact on our planned cash outflow for raw materials, dividend payments, or capital expenditure including our Longview, Texas expansion project. The magnitude of the impact of COVID-19 remains unpredictable and we, therefore, continue to anticipate potential supply chain disruptions, increased employee absenteeism and additional health and safety costs related to the COVID-19 pandemic that could unfavorably impact our business. 35

Although these disruptions and costs are expected to be temporary, there is significant uncertainty around the duration and overall impact to our business operations. We are continually monitoring the progression of the pandemic and its potential effect on our financial position, results of operations and cash flows. Cash and Cash Equivalents We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds. The Company’s cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected. Restricted Cash Restricted cash held at December 31, 2020 consist of bank deposits and highly liquid, interest-bearing money market funds held for the purpose of the Company's qualified New Markets Tax Credit program (Note 18) to benefit an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations. The Company’s restricted cash is held in a financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected. Certificates of Deposit We held no certificates of deposit at December 31, 2020 and 2019. Investments Held to Maturity At December 31, 2020 and 2019, we held no investments. We record the amortized cost basis and accrued interest of the corporate notes and bonds in the Consolidated Balance Sheets. We record the interest and amortization of bond premium to interest income in the Consolidated Statements of Income. Accounts and Note Receivable We adopted ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), as amended, as of January 1, 2020. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected, which would include accounts receivable. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. The adoption of this ASU did not have a material effect on our financial statements. Accounts and note receivable are stated at amounts due from customers, net of an allowance for credit losses. We generally do not require that our customers provide collateral. The Company determines its allowance for credit losses by considering a number of factors, including the credit risk of specific customers, the customer’s ability to pay current obligations, historical trends, economic and market conditions, and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for credit losses only after all collection attempts have been exhausted. Concentration of Credit Risk Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 2%, 3%, and 3% of revenues for the years ended December 31, 2020, 2019, and 2018, respectively. 36

One customer, Texas AirSystems LLC, accounted for more than 10% of our sales during 2020, 2019, and 2018. No other customer accounted for more than 10% of our sales during 2020, 2019, and 2018. Two customers, Texas AirSystems LLC and Johnson Borrow Inc., accounted for more than 10% of our accounts receivable balance at December 31, 2020. One customer, Texas AirSystems LLC, accounted for more than 10% of our accounts receivable balance at December 31, 2019. No single customer accounted for more than 15% of our sales during 2020, 2019, and 2018 or more than 15% of our accounts receivable balance at December 31, 2020 and 2019. Inventories Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. Property, Plant and Equipment Property, plant and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation. Repairs and maintenance and any gains or losses on disposition are included in operations. Depreciation is computed using the straight-line method over the following estimated useful lives: Buildings 3 - 40 years Machinery and equipment 3 - 15 years Furniture and fixtures 3 - 7 years On April 22, 2020, our plant and office facilities in Tulsa, Oklahoma experienced hail related weather damage and we filed a property insurance claim which carried a $500,000 deductible. We did not experience any significant structural damage or any operational interruption as a result of this weather event. In November 2020, we reached a final settlement with our insurance carrier, resulting in a net cumulative gain of $6.4 million, which is included in the Consolidated Statements of Income. The received proceeds will be used in future periods to make improvements to the current roof at our plant and office facilities in Tulsa, Oklahoma to extend the overall useful life. Business Combinations We record the assets acquired and liabilities assumed in a business combination at their acquisition date fair values. Fair Value Financial Instruments and Measurements The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company’s revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics. We adopted ASU No. 2018-13, Fair Value Measurements (Topic 820), as amended, as of January 1, 2020. The ASU includes additional disclosure requirements for unrealized gains and losses for Level 3 fair value measurements and significant observable inputs used to develop Level 3 fair value measurements. There was not a material impact to financial statements upon adoption. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels: • Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date. • Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active 37 markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means. • Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated fair values of property, plant and equipment, intangible assets and goodwill acquired in a business combination. The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability. Intangible Assets Our intangible assets include various trademarks, service marks, and technical knowledge acquired in our February 2018 business combination (Note 4). We amortize our intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review. Goodwill Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill at December 31, 2020 is deductible for income tax purposes. Goodwill is not amortized, but instead is evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit does not exceed its carrying amount, we calculate the fair value for the reporting unit and compare the amount to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered to be impaired and the goodwill balance is reduced by the difference between the fair value and carrying amount of the reporting unit. We performed a qualitative assessment as of December 31, 2020 to determine whether it was more likely than not that the fair value of the reporting unit was greater than the carrying value of the reporting unit. Based on these qualitative assessments, we determined that the fair value of the reporting unit was more likely than not greater than the carrying value of the reporting unit. Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual goodwill impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. Impairment of Long-Lived Assets We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value. 38

Research and Development The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2020, 2019, and 2018 research and development costs amounted to approximately $17.4 million, $14.8 million, and $13.5 million, respectively. Advertising Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2020, 2019, and 2018 was approximately $0.8 million, $0.8 million, and $0.8 million, respectively. Shipping and Handling We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2020, 2019, and 2018 shipping and handling fees amounted to approximately $14.3 million, $14.4 million, and $12.6 million, respectively. Income Taxes Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized. Share-Based Compensation The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company’s share-based compensation plans provide for the granting of stock options and restricted stock. The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions. The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. Compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Stock options and restricted stock awards, granted to employees, vest at a rate of 20% per year. Restricted stock awards granted to directors historically vest one-third each year or, if granted on or after May 2019, vest over the shorter of directors' remaining elected term or one-third each year. Historically, if the employee or director is retirement eligible (as defined by the Long Term Incentive Plans) or becomes retirement eligible during service period of the related share-based compensation award, the service period is the lesser of 1) the grant date, if retirement eligible on grant date, or 2) the period between grant date and retirement eligible date. All share- based compensation awards granted on or after March 1, 2020 to retirement eligible employees or directors contain a one-year employment requirement (minimum service period) or the entire award is forfeited. Forfeitures are accounted for as they occur. Derivative Instruments In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes. 39

Revenue Recognition On January 1, 2018, we adopted the new accounting standard FASB ASC Topic 606, Revenue from Contracts with Customers, and all the related amendments to all contracts using the retrospective method. The impact at adoption was not material to the consolidated financial statements. The new accounting policy provides results substantially consistent with prior revenue recognition policies. The Company recognizes revenue, presented net of sales tax, when it satisfies the performance obligation in its contracts. The primary performance obligation in our contract is delivery of the requested manufactured equipment. Most of the Company’s products are highly customized, cannot be resold to other customers and the cost of rework to be resold is not economical. The Company has a formal cancellation policy and generally does not accept returns on these units. As a result, many of the Company’s products do not have an alternative use and therefore, for these products we recognize revenue over the time it takes to produce the unit. For all other products that are part sales or standardized units, we satisfy the performance obligation when the control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates. Sales of our products are moderately seasonal with the peak period being May-October of each year. We are responsible for billings and collections resulting from all sales transactions, including those initiated by our independent manufacturer representatives (“Representatives”). Representatives are national companies that are in the business of providing heating, ventilation, and air conditioning (“HVAC”) units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. These additional products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price that is negotiated by the Representative with the end user customer. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer. The Company is considered the principal for the equipment we design and manufacture and records that revenue gross. The Company has no control over the Third Party Products to the end customer and the Company is under no obligation related to the Third Party Products. Amounts related to Third Party Products are not recognized as revenue but are recorded as a liability and are included in accrued liabilities on the consolidated balance sheet. The Representatives’ fee and Third Party Products amounts (“Due to Representatives”) are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our representatives was $50.0 million, $46.1 million, and $47.8 million for each of the years ended December 31, 2020, 2019, and 2018, respectively. The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Insurance Reserves Under the Company’s insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers’ compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company’s estimates of the aggregate liabilities for the claims incurred. 40

d n ies A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management s estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year. se s i es The preparation of financial statements in conformity with .S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position, and cash flows. e reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, the allowance for credit losses, inventory reserves, warranty accrual, workers compensation accrual, medical insurance accrual, share based compensation, and income taxes. Actual results could differ materially from those estimates. R R Disaggregated net sales by major source: ears Ended December 31, 2020 2019 201 n t o and Rooftop nits 400,946 349,42 333,105 Condensing nits 21,149 1 ,4 5 1 ,2 2 Air Handlers 23,931 24,265 21,905 Outdoor Mechanical Rooms 2, 42 1,643 2,40 ater Source Heat Pumps 19,053 25,44 14,660 Part Sales 32,561 33,331 26, 32 Other 14,069 16, 45 16, 55 Net Sales 514,551 469,333 433,94 Other sales include freight, extended warranties and miscellaneous revenue. Disaggregated units sold by major source: ears Ended December 31, 2020 2019 201 Rooftop nits 15, 13 14,44 15,2 3 Condensing nits 1,920 1, 3 2,00 Air Handlers 2,0 3 2,3 2 2,500 Outdoor Mechanical Rooms 33 33 3 ater Source Heat Pumps 6,492 , 16 5,334 Total nits 26,231 26,30 25,152 41

On February 2 , 201 , we closed on the purchase of substantially all of the assets of attMaster Controls, Inc. ( attMaster ). The assets acquired consisted primarily of intellectual property, receivables, inventory, and fixed assets. The Company also hired substantially all of the attMaster employees. These assets and workforce will allow us to accelerate the development of our own electronic controllers for air distribution systems. e funded the business combination with available cash of 6.0 million. In May 201 , we paid the final working capital settlement of 0.4 million with available cash. e have included the results of attMaster s operations in our consolidated financial statements beginning March 1, 201 . The following table presents the allocation of the consideration paid to the assets acquired and liabilities assumed, based on their fair values, in the acquisition of attMaster described above: n t o and Accounts receivable 1,0 2 Inventories 1,3 0 Property, plant and equipment 340 Intellectual property 00 Goodwill 3,229 Assumed current liabilities (354) Consideration paid 6,3 Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill represents a premium paid to acquire the skilled workforce of the business acquired and is deductible for federal income tax purposes. e adopted AS No. 2016 02, ea e o , as amended, as of January 1, 2019, using the transition method, which becomes effective upon the date of adoption. The transition method allows entities to initially apply the new leases standard at the adoption date (January 1, 2019) and recognizes a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. e have also elected the short term lease measurement and recognition exemption which does not require balance sheet presentation for short term leases. The Company historically does not enter into numerous or material lease agreements to support its manufacturing operations. Furthermore, any lease agreements entered into are usually less than a year and for leases on non material assets such as warehouse vehicles and office equipment. Adoption of the new standard resulted in the recording of additional lease right of use assets and lease liabilities of approximately 1. million as of January 1, 2019, which mostly relates to the multi year facility lease assumed in the 201 attMaster acquisition (Note 4). The cumulative effect adjustment to the opening balance was immaterial to the consolidated financial statements as a whole. The standard did not materially impact our consolidated net earnings or cash flows. As of December 31, 2020, our right of use assets and lease liabilities are approximately 1.6 million. 42

A R Accounts receivable and the related allowance for credit losses are as follows: December 31, 2020 2019 n t o and Accounts receivable 4 , 93 6 , 52 Less: Allowance for credit losses (506) (353) Total, net 4 ,3 6 ,399 ears Ended December 31, 2020 2019 201 Allowance for credit losses: n t o and Balance, beginning of period 353 264 119 Provisions (recoveries) for expected credit losses, net of adjustments 153 91 1 4 Accounts receivable written off, net of recoveries (2) (29) Balance, end of period 506 353 264 I The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows: December 31, 2020 2019 n t o and Raw materials 6,23 6 , 42 ork in process 2,0 1, 25 Finished goods ,154 5,5 5,4 0 6,245 Less: Allowance for excess and obsolete inventories (3,261) (2,644) Total, net 2,219 3,601 ears Ended December 31, 2020 2019 201 Allowance for excess and obsolete inventories: n t o and Balance, beginning of period 2,644 1,210 1,11 Provisions for excess and obsolete inventories 1,10 1,454 152 Inventories written off (491) (20) (60) Balance, end of period 3,261 2,644 1,210 43

I A Our intangible assets consist of the following: December 31, 2020 2019 n t o and Intellectual property 00 00 Less: Accumulated amortization (662) (42) Total, net 3 2 2 Amortization expense recorded in cost of sales is as follows: ears Ended December 31, 2020 2019 201 n t o and Amortization expense 234 234 194 N R In connection with the closure of our Canadian facility on May 1 , 2009, we sold land and a building in September 2010 and assumed a note receivable from the borrower secured by the property. The C 1.1 million, 15 year note has an interest rate of 4.0 and is payable to us monthly, and has a C 0.6 million balloon payment due in October 2025. Interest payments are recognized in interest income. e evaluate the note for impairment on a quarterly basis. e determine the note receivable to be impaired if we are uncertain of its collectability based on the contractual terms. At December 31, 2020 and 2019, there was no impairment. S I ears Ended December 31, 2020 2019 201 Supplemental disclosures: n t o and Interest paid 6 Income taxes paid, net 13, 54 2,1 2 14,9 9 Non cash investing and financing activities: Non cash capital expenditures 2, 43 63 4 1 44

The Company has warranties with various terms from 1 months for parts to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products, and any known identifiable warranty issues. Changes in the warranty accrual are as follows: ears Ended December 31, 2020 2019 201 arranty accrual: n t o and Balance, beginning of period 12,652 11,421 10,4 3 Payments made (5, 51) (6, 16) ( , 69) Provisions 6,621 ,04 9,669 Change in estimate (62) Balance, end of period 13,522 12,652 11,421 arranty expense: 6,621 ,04 , 0 The change in estimate relates to the Company s failure rate calculation. During 201 , in reviewing claims data, the Company noted specific claims that were the result of an isolated incident and not representative of the Company s historical performance or representative of expected future claims. As such, these claims were accounted for as a specific accrual for warranty liability and excluded from our failure rate that the Company utilizes in estimating future claims. A At December 31, accrued liabilities were comprised of the following: December 31, 2020 2019 n t o and arranty 13,522 12,652 Due to representatives ,296 11,53 Payroll ,155 5,05 Profit sharing 2,902 1, 21 orkers compensation 594 522 Medical self insurance 1,546 0 Customer prepayments 5,06 4,62 Donations 5 0 354 Employee vacation time 3,321 3, 04 Other 2,613 3,2 6 Total 46,5 6 44,269 R Our revolving credit facility ( BOK Revolver ), as amended, provides for maximum borrowings of 30.0 million which is provided by BOKF, NA dba Bank of Oklahoma ( Bank of Oklahoma ). nder the line of credit, there was one standby letter of credit totaling 1. million as of December 31, 2020. Borrowings available under the revolving credit facility at December 31, 2020, were 2 .2 million. Interest on borrowings is payable monthly at LIBOR plus 2.0 . No fees are associated with the unused portion of the committed amount. As of December 31, 2020 and 2019, we had no balance outstanding under our revolving credit facility. The revolving credit facility expires on July 26, 2021. At December 31, 2020 and 2019, the weighted average interest rate of our revolving credit facility was 2.6 and 4.3 , respectively. 45

At December 31, 2020, we were in compliance with our financial covenants. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2020 our tangible net worth was 350.9 million, which meets the requirement of being at or above 1 5.0 million. Our total liabilities to tangible net worth ratio was 0.3 to 1.0, which meets the requirement of not being above 2 to 1. I T The provision for income taxes consists of the following: ears Ended December 31, 2020 2019 201 n t o and Current 9,939 ,2 2 10,530 Deferred 13,02 6,03 2,641 Total 22,966 13,320 13,1 1 The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate before the provision for income taxes. The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows: ears Ended December 31, 2020 2019 201 Federal statutory rate 21.0 21.0 21.0 State income taxes, net of federal benefit 5.3 5.2 6.0 Excess tax benefits (3.2) (2.6) (2.0) Return to provision 0.1 (1.4) Oklahoma amended tax returns (1.3) Other (0.) (0.9) (1.0) 22.5 20.0 24.0 pon completion of the Company s 201 tax return in 2019, the Company recorded additional benefit due to higher than expected research and development credit of 0.6 million. Additionally in 2019, the Company determined it could take advantage of an additional 1 tax credit in Oklahoma for years in which the Company s location was deemed to be within an enterprise zone. The additional Oklahoma credit for being in an enterprise zone, or otherwise allowable under Oklahoma law, resulted in a benefit of 1.2 million. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. 46

The significant components of the Company s deferred tax assets and liabilities are as follows: December 31, 2020 2019 n t o and Deferred income tax assets (liabilities): Accounts receivable and inventory reserves 1,052 35 arranty accrual 3, 6 3,523 Other accruals 4 1,919 Share based compensation 4,102 3,906 Donations 29 194 Other, net 2,45 2,140 Total deferred income tax assets 12,431 12,51 Property equipment (40, 55) (2 , 14) Total deferred income tax liabilities (40, 55) (2 , 14) Net deferred income tax liabilities (2 ,324) (15,29) e file income tax returns in the .S., state and foreign income tax returns jurisdictions. e are subject to .S. examinations for tax years 201 to present, and to non .S. income tax examinations for the tax years 2016 to present. In addition, we are subject to state and local income tax examinations for tax years 2016 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense. S On May 22, 200 , our stockholders adopted a Long Term Incentive Plan (as amended, LTIP ) which provided an additional 3.3 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance awards, in addition to the shares from the previous plan, the 1992 Plan. Since inception of the LTIP, non qualified stock options and restricted stock awards have been granted with a five year vesting schedule. nder the LTIP, the exercise price of shares granted may not be less than 100 of the fair market value at the date of the grant. On May 24, 2016, our stockholders adopted the 2016 Long Term Incentive Plan (as amended, 2016 Plan ) which provides for approximately .9 million shares, comprised of 3.4 million new shares provided for under the 2016 Plan, approximately 0.4 million shares that were available for issuance under the previous LTIP that are now authorized for issuance under the 2016 Plan, approximately 2.6 million shares that were approved by the stockholders on May 15, 201 , and an additional 2.5 million shares that were approved by the stockholders on May 12, 2020. nder the 2016 Plan, shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. nder the 2016 Plan, the exercise price of shares granted may not be less than 100 of the fair market value at the date of the grant. The 2016 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the Committee ). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan. 4

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during December 31, 2020, 2019, and 201 using a Black Scholes Merton Model: 2020 2019 201 Expected dividend yield 0.33 0.32 0.26 Expected volatility 31.63 29.54 29. 3 Risk free interest rate 0.64 2.40 2.20 Expected life (in years) 5.00 5.00 5.00 E Expected dividend yield 0.32 0.32 0.26 Expected volatility 31.39 29.54 29. 2 Risk free interest rate 0.6 2.3 2.51 Expected life (in years) 5.00 5.00 5.00 The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk free interest rate is based on the .S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. olatility is based on historical volatility of our stock over time periods equal to the expected life at grant date. The following is a summary of stock options vested and exercisable as of December 31, 2020: eighted Average eighted Range of Number Remaining Average Exercise of Contractual Exercise Intrinsic Prices Shares Life Price alue n t o and .1 36.95 543,646 5.33 2 .33 20, 20 3 .00 40. 1,9 .09 3 .50 56 41.3 66.9 194,69 . 41.59 4, 5 Total 40,321 6.00 31. 5 25, 51 The following is a summary of stock options vested and exercisable as of December 31, 2019: eighted Average eighted Range of Number Remaining Average Exercise of Contractual Exercise Intrinsic Prices Shares Life Price alue n t o and .1 34.10 451,0 5.44 23.4 11, 02 34.15 40. 6,122 . 2 36.33 1,126 41.3 50.6 1, 50 1. 1 41.59 14 Total 53 ,949 5. 1 21.5 12, 42 4

The following is a summary of stock options vested and exercisable as of December 31, 201 : eighted Average eighted Range of Number Remaining Average Exercise of Contractual Exercise Intrinsic Prices Shares Life Price alue n t o and 5.6 32. 0 456,223 5. 2 20.25 6, 5 32. 5 34.10 42,552 .4 33.95 4 34.15 42.94 1 ,202 .30 35.19 Total 515,9 5.95 21. 6, 11 A summary of option activity under the plans is as follows: eighted Average Exercise Shares Price Outstanding at December 31, 2019 3,62 ,04 36.32 Granted 1,053,302 45.13 Exercised (644, 50) 33.21 Forfeited or Expired (2 2,554) 40.64 Outstanding at December 31, 2020 3, 52,945 39.00 Exercisable at December 31, 2020 40,321 31. 5 The total pre tax compensation cost related to unvested stock options not yet recognized as of December 31, 2020 is 20. million and is expected to be recognized over a weighted average period of 2.96 years. The total intrinsic value of options exercised during the years ended December 31, 2020, 2019, and 201 was 15.5 million, .1 million, and 5.4 million, respectively. The cash received from options exercised during the year ended December 31, 2020, 2019, and 201 was 21.4 million, 12.6 million, and 5.0 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows. A summary of the unvested restricted stock awards is as follows: eighted Average Grant date R Shares Fair alue nvested at December 31, 2019 26 ,4 4 34.42 Granted 6,14 43.54 ested (110,0 5) 32.55 Forfeited ( , 66) 39. 2 nvested at December 31, 2020 224,691 3 .22 At December 31, 2020, unrecognized compensation cost related to unvested restricted stock awards was approximately 4. million which is expected to be recognized over a weighted average period of 2. 0 years. 49

A summary of share based compensation is as follows for the years ended December 31, 2020, 2019, and 201 : 2020 2019 201 G n t o and Options 12,615 20,442 12,932 Restricted stock 3,316 4,631 3,609 Total 15,931 25,0 3 16,541 2020 2019 201 S n t o and Options ,312 9,145 5,344 Restricted stock 3,030 2,654 2,51 Total 11,342 11, 99 , 62 2020 2019 201 I n t o and Options 2,69 1,19 9 0 Restricted stock 519 5 5 353 Total 3,21 1, 2 1,333 E De ined n i i n n e sponsor a defined contribution plan (the Plan ). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6 deferral rate and currently contributing employees deferral rates will be increased to 6 unless their current rate is above 6 or the employee elects to decline the automatic enrollment or increase. Administrative expenses are paid for by Plan participants. The Company paid no administrative expenses for the years ended 2020, 2019, and 201 . The Company matches 1 5 up to 6 of employee contributions of eligible compensation. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions. ears Ended December 31, 2020 2019 201 n t o and Contributions, net of forfeitures, made to the defined contribution plan 9,091 ,034 ,12 50

i in n s n e maintain a discretionary profit sharing bonus plan under which approximately 10 of pre tax profit is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full time employees who are actively employed and working on the first and last days of the calendar quarter and who were employed full time for at least three full months prior to the beginning of the calendar quarter, excluding the Company s senior leadership team. ears Ended December 31, 2020 2019 201 n t o and Profit sharing bonus plan expense 11,593 ,44 6,165 ee edi n e self insure for our employees health insurance. Eligible employees are regular full time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plan. e estimate our self insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. In addition, the Company matches 1 5 of a participating employee s allowed contributions to a qualified health saving account to assist employees with our heath insurance plan deductibles. ears Ended December 31, 2020 2019 201 n t o and Medical claim payments 9,060 5, 9 5,915 Health saving account payments 3,4 6 3,265 2,94 S E e se The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5. million shares. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market. Our open market repurchase programs are as follows: A E A R E May 16, 201 1 15 million March 1, 2019 March 5, 2019 1 20 million March 4, 2020 March 13, 2020 20 million 2 1 The 201 and 2019 purchase authorizations were executed under 10b5 1 programs. 2 Expiration Date is at Board s discretion. The Company is authorized to effectuate repurchases of the Company s common stock on terms and conditions approved in advance by the Board. The Company also has a stock repurchase arrangement by which employee participants in our 401(k) savings and investment plan are entitled to have shares of AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for 51 payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices. Our repurchase activity is as follows: 2020 2019 201 n t o and e e t are and er are data Program Shares Total per share Shares Total per share Shares Total per share Open market 103,6 9 4,9 4 .10 5, 99 200 34.46 252,2 2 ,3 4 33.19 401(k) 43 ,921 25,0 3 5 .12 419,963 19,3 6 46.16 49 , 53 1 ,4 2 3 .11 Directors employees 23,2 2 1,169 50.23 2 ,66 1,20 42.11 33, 51 1,09 32.49 Total 565, 2 31,229 55.19 454,430 20, 93 45. 6 3, 6 2 ,943 35.65 Inception to Date n t o and e e t are and er are data Program Shares Total per share Open market 4,205,255 4, 93 1 . 9 401(k) ,906,660 145,000 1 .34 Directors employees 2,005,201 20, 51 10.35 Total 14,11 ,116 240,544 1 .04 Dividends At the discretion of the Board of Directors, we pay semi annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 1 , 201 June , 201 July 6, 201 0.16 November , 201 November 29, 201 December 20, 201 0.16 May 20, 2019 June 3, 2019 July 1, 2019 0.16 November 6, 2019 November 2 , 2019 December 1 , 2019 0.16 May 15, 2020 June 3, 2020 July 1, 2020 0.19 November 10, 2020 November 2 , 2020 December 1 , 2020 0.19 e paid cash dividends of 19. million, 16.6 million, and 16. million in 2020, 2019, and 201 , respectively. N T On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third party financial institution (the Investor ) and a certified Community Development Entity under a qualified New Markets Tax Credit ( NMTC ) program pursuant to Section 45D of the Internal Revenue Code of 19 6, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the Project ). In connection with the NMTC transaction, the Company received a 23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the Project. pon closing of the NMTC transaction, the Company provided an aggregate of approximately 15.9 million to the Investor, in the form of a loan receivable, with a term of twenty five years, bearing an interest rate of 1.0 . This 15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate 22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company s Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of NMTCs. 52

This transaction also includes a put/call feature that either of which can be exercised at the end of the seven-year compliance period. The Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The value attributable to the put/call is nominal. The Investor's interest of $6.3 million is recorded in New market tax credit obligation on the consolidated balance sheet. The Company incurred approximately $0.3 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction. The Investor is subject to 100 percent recapture of the NMTC it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Noncompliance with applicable requirements could result in the Investor’s projected tax benefits not being realized and, therefore, require the Company to indemnify the Investor for any loss or recapture of the NMTC related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with this financing arrangement. The Investor and its majority owned community development entity are considered VIEs and the Company is the primary beneficiary of the VIEs. This conclusion was reached based on the following: • the ongoing activities of the VIEs--collecting and remitting interest and fees and NMTC compliance--were all considered in the initial design and are not expected to significantly affect performance throughout the life of the VIE; • contractual arrangements obligate the Company to comply with NMTC rules and regulations and provide various other guarantees to the Investor and community development entity; • the Investor lacks a material interest in the underling economics of the project; and • the Company is obligated to absorb losses of the VIEs. Because the Company is the primary beneficiary of the VIEs, they have been included in the consolidated financial statements. There are no other assets, liabilities or transaction in these VIEs outside of the financing transactions executed as part of the NMTC arrangement. 19. Commitments and Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. We had no material contractual purchase obligations as of December 31, 2020. 20. New Accounting Pronouncements Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (Topic 740). The ASU includes simplification of accounting for income taxes for franchise taxes, step up in tax 53 basis for goodwill as part of a business combination and interim reporting of enacted changes in tax laws. The AS is effective for the Company beginning after December 15, 2020. e do not expect AS 2019 12 will have a material effect on our consolidated financial statements and notes thereto. E S Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards. The following table sets forth the computation of basic and diluted earnings per share: 2020 2019 201 N n t o and e e t are and er are data Net income 9,009 53, 11 42,329 Basic weighted average shares 52,16 ,6 9 52,0 9, 65 52,2 4,616 Effect of dilutive stock options and restricted stock 92,490 555,550 3 3,323 Diluted weighted average shares 53,061,169 52,635,415 52,66 ,939 E Basic 1.51 1.03 0. 1 Dilutive 1.49 1.02 0. 0 A Shares 364, 1, 6 ,0 1,920,313 R The Company purchases some supplies from an entity controlled by the Company s Executive Chairman. The Company sometimes makes sales to the Executive Chairman for parts. Additionally, the Company sells units to an entity owned by a member of the CEO/President s immediate family. This entity is also one of the Company s Representatives and as such, the Company makes payments to the entity for third party products. Following is a summary of transactions and balances with affiliates: ears Ended December 31, 2020 2019 201 n t o and Sales to affiliates 3,4 5 6 1,442 Payments to affiliates 256 332 342 December 31, 2020 2019 n t o and Due from affiliates 342 22 Due to affiliates 2 S E Subsequent to December 31, 2020 and through February 22, 2021, the Company repurchased 9,1 2 shares for 0.6 million from employees for payment of statutory tax withholdings on stock transactions and 41, 12 shares for 3.0 million from our 401(k) savings and investment plan. 54

R U The following is a summary of the quarterly results of operations for the years ended December 31, 2020 and 2019: uarter First Second Third Fourth n t o and e e t er are data Net sales 13 ,4 3 125,596 134, 2 116, 00 Gross profit 42,94 3 ,131 40, 4 33,923 Net income 21, 53 1 , 04 20,460 1 , 92 1 Earnings per share: Basic 0.42 0.34 0.39 0.36 1 Diluted 0.41 0.34 0.3 0.35 1 Net sales 113, 22 119,43 113,500 122,5 4 Gross profit 25,430 30,204 2 ,410 36,3 1 Net income , 5 13,391 14,290 1 ,2 3 Earnings per share: Basic 0.1 0.26 0.2 0.33 Diluted 0.1 0.26 0.26 0.33 1The Company had a gain of 4.1 million, net of profit sharing and taxes, associated with insurance proceeds (Note 2) related to a damaged roof incurred by adverse weather earlier in the year, which impacted our basic and diluted EPS by 0.0 . 55

S The following table summarizes certain financial data related to our segments. Transactions between segments are recorded based on prices negotiated between the segments. Sales of units represents the selling price of our units plus freight and other miscellaneous charges less any returns and allowances. Parts includes sales of purchased and fabricated parts including our coils along with the related freight and less any returns and allowances. The Other category in the table below includes certain sales cost and expenses that are not allocated to the reportable segments. Asset information by segment is not easily identifiable or reviewed by the chief operating decision maker. As such, this information is not included below. ears Ended December 31, 2020 2019 201 n t o and S nits 4 0,629 434,2 3 406,331 Parts External 34,5 35,424 2 ,456 Parts Inter segment 24,236 2 ,053 29,3 5 Other (655) (3 4) (40) Eliminations (24,236) (2 ,053) (29,3 5) Net sales 514,551 469,333 433,94 G nits 164,04 121, 10 ,214 Parts External 15,592 1 ,301 13,215 Parts Inter segment (1,461) 9 5 65 Other (23, 91) (19, 54) (1 , 96) Eliminations 1,461 (9 5) (65) Gross profit 155, 49 119,425 103,533 I A A Not Applicable. I A a al at on o lo re Control and ro ed re Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a 15(e) and 15d 15(e) under the Exchange Act) as of December 31, 2020. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon the evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective at December 31, 2020 at the reasonable assurance level. 56

(b) Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the 2013 Internal Control— Integrated Framework. Based on our assessment, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2020. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K. (c) Changes in Internal Control over Financial Reporting There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on internal control over financial reporting We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2020, and our report dated February 25, 2021 expressed an unqualified opinion on those financial statements. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 25, 2021 58

Item 9B. Other Information. None. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 11, 2021. Code of Ethics We adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Scott M. Asbjornson, or by calling (918) 382-6242. Item 11. Executive Compensation. The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 11, 2021. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 11, 2021. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of stockholders scheduled to be held May 11, 2021. Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2020, 2019, or 2018. Item 14. Principal Accountant Fees and Services. This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 11, 2021. 59

PART IV Item 15. Exhibits and Financial Statement Schedules. (a) Financial statements. (1) The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K. (2) The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable. (3) The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K. (b) Exhibits: (3) (A) Amended and Restated Articles of Incorporation (ii) (B) Amended and Restated Bylaws (i) (4) (A) Third Restated Revolving Credit and Term Loan Agreement and related documents (iii) (A-1) Amendment Thirteen (October 24, 2019) to Third Restated Revolving Credit Loan Agreement (iv) (4.16) Description of Securities (10.1) AAON, Inc. 1992 Stock Option Plan, as amended (vi) (10.2) AAON, Inc. 2007 Long-Term Incentive Plan, as amended (vii) (10.3) AAON, Inc. 2016 Long-Term Incentive Plan (v) (21) List of Subsidiaries (vii) (23) Consent of Grant Thornton LLP (31.1) Certification of CEO (31.2) Certification of CFO (32.1) Section 1350 Certification – CEO (32.2) Section 1350 Certification – CFO (101) (INS) Inline XBRL Instance Document (101) (SCH) Inline XBRL Taxonomy Extension Schema (101) (CAL) Inline XBRL Taxonomy Extension Calculation Linkbase (101) (DEF) Inline XBRL Taxonomy Extension Definition Linkbase (101) (LAB) Inline XBRL Taxonomy Extension Label Linkbase (101) (PRE) Inline XBRL Taxonomy Extension Presentation Linkbase (104) Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101) (i) Incorporated herein by reference to the exhibits to our Form S-18 Registration Statement No. 33-18336-LA. (ii) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. (iii) Incorporated herein by reference to exhibit to our Form 8-K dated July 30, 2004. (iv) Incorporated herein by reference to exhibit to our Form 8-K dated July 27, 2016. 60

(v) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016, our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018, and our Form S-8 Registration Statement No. 333-241538 dated August 6, 2020. (vi) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333-52824. (vii) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915, Form S-8 Registration Statement No. 333-207737, and to our Form 8-K dated May 21, 2014. (viii) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. 61

SIGNATURES Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized. AAON, INC. Dated: February 25, 2021 By: /s/ Gary D. Fields Gary D. Fields, Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Dated: February 25, 2021 /s/ Gary D. Fields Gary D. Fields Chief Executive Officer, President, and Director (principal executive officer) Dated: February 25, 2021 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer (principal financial officer) Dated: February 25, 2021 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Accounting Officer (principal accounting officer) Dated: February 25, 2021 /s/ Norman H. Asbjornson Norman H. Asbjornson Executive Chairman and Director Dated: February 25, 2021 /s/ Angela E. Kouplen Angela E. Kouplen Director Dated: February 25, 2021 /s/ Paul K. Lackey, Jr. Paul K. Lackey, Jr. Director Dated: February 25, 2021 /s/ Caron A. Lawhorn Caron A. Lawhorn Director Dated: February 25, 2021 /s/ Stephen O. LeClair Stephen O. LeClair Director Dated: February 25, 2021 /s/ A.H. McElroy II A.H. McElroy II Director Dated: February 25, 2021 /s/ Luke A. Bomer Luke A. Bomer Secretary 62

Exhibit 4.16 DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 As of February 25, 2021, AAON, Inc., a Nevada corporation, (“AAON”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Common Stock. Description of Common Stock The following description of our Common Stock is a summary based on and qualified by our Amended and Restated Articles of Incorporation of AAON, Inc. (as further amended to date, the “Articles of Incorporation”) and our Bylaws (as amended to date, the “Bylaws”). Authorized Capital Shares Our authorized capital shares consist of 100,000,000 shares of common stock, $0.004 par value per share (“Common Stock”), and 5,000,000 shares of series preferred stock, $0.001 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable. Voting Rights Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. Dividend Rights Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. Liquidation Rights Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution. Other Rights and Preferences Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Listing The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “AAON.”

Exhibit 23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated February 25, 2021, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2020. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, File No. 333-212863, File No. 333-241538 and File No. 333-226512). /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 25, 2021

Exhibit 31.1 CERTIFICATION I, Gary D. Fields, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 25, 2021 /s/ Gary D. Fields Gary D. Fields Chief Executive Officer

Exhibit 31.2 CERTIFICATION I, Scott M. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 25, 2021 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer

Exhibit 32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gary D. Fields, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 25, 2021 /s/ Gary D. Fields Gary D. Fields Chief Executive Officer

Exhibit 32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Scott M. Asbjornson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 25, 2021 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer

Company officers Board of Directors Mr. Gadiwalla has served as Vice President of Information Technology and Chief Information Officer since 2018. Mr. Gadiwalla has served as Director of Information technology since 2014, Manager of Project Management Office from 2012 to 2014, and Engineering Automation Manger from 2009 to 2012. Mr. Gadiwalla has been with the Company since 2004, and has a bachelor’s degree in Software Engineering. Rony D. Gadiwalla Mr. Wakefield has served as Vice President of Engineering since 2018. Mr. Wakefield previously served as Director of Engineering, Director of Design and Engineering Operations, Senior Manager of Research and Development, and Design Engineering Manager. Mr. Wakefield has been with the Company since 1999, and has a bachelor’s degree in Mechanical Engineering Technology. Stephen E. Wakefield Mr. Fields has served as Chief Executive Officer of AAON since 2020, as President of the Company since 2016, and a director of the Company since 2015. Mr. Fields been involved in the HVAC industry for over 35 years. From 1983 to 2012, he was an HVAC equipment sales representative at and, from 2002 to 2012, a member of the ownership group of Texas AirSystems, the largest independent HVAC equipment and solutions provider in the state of Texas. Mr. Fields also served as President of AAON Coil Products, Inc from 2018 to March 2020. Gary D. Fields Mr. Asbjornson has served as Vice President, Finance, and CFO of the Company since 2012. Mr. Asbjornson joined the Company in 1990 and is the son of the Company’s CEO, Norman H. Asbjornson. Mr. Asbjornson has an MBA and has held various leadership positions with the Company, including Vice President (2007-2010) and President (2010-2012) of AAON Coil Products, Inc. He also serves as Vice President, Finance, and CFO of AAON, Inc. Scott M. Asbjornson Ms. Thompson has served as Chief Accounting Officer and Treasurer of the Company since 2017, and Chief Accounting Officer of the Company since 2012. Ms. Thompson previously served as a Senior Manager at Grant Thornton, LLP where she had 11 years of experience in the assurance division. Ms. Thompson is a licensed certified public accountant. Rebecca A. Thompson Transfer Agent and Registrar Issuer Direct 1981 East Murray-Holladay Road, Suite 200, Salt Lake City, Utah 84117 Auditors Grant Thornton LLP 2431 East 61st Street, Suite 500 Tulsa, Oklahoma 74136 General Counsel Johnson & Jones, P.C. Two Warren Place 6120 South Yale Avenue, Suite 500 Tulsa, Oklahoma 74136 Investor Relations Joseph Mondillo Director of Investor Relations (617)877-6346 joseph.mondillo@aaon.com Executive Oces 2425 South Yukon Avenue Tulsa, Oklahoma 74107 Common Stock NASDAQ-AAON Mr. Stewart has served as Vice President for the Company and President of AAON Coil Products, Inc. since 2020. Mr. Stewart previously served as the Aftermarket Business Leader – Parts and Warranty Service for the Company from January 2013 through January 2015. Mr. Stewart served as the Parts Sales and Distribution Leader for Texas AirSystems from April 2009 through 2012 and prior to that spent over 11 years in the HVAC industry. Gene Stewart

Norman H. Asbjornson

Executive Chairman

Mr. Asbjornson has served as Executive Chairman of AAON since 2020 and a director of AAON since 1989. Mr. Asbjornson also served as President of AAON from its inception until November 2016, and Chief Executive Officer of AAON from its inception until May 2020. Mr. Asbjornson also serves as the Chairman of the Board of AAON Coil Products, Inc., a wholly owned subsidiary. Mr. Asbjornson is one of the founders of the Company, and his intimate knowledge of the HVAC industry, both from a technical and a business perspective, brings to the Board a unique insight into the Company's operations in particular, as well as the environment in which the Company operates.



Angela E. Kouplen

Ms. Kouplen was elected as a director of the Company in 2016. Ms. Kouplen has over 20 years of experience at multiple energy companies, with an emphasis on information technology, contract management, sourcing/vendor relations, human resource management, strategy and governance. From 2012 through 2014, Ms. Kouplen served as Director - Talent Acquisition and Leadership of WPX Energy, and from 2015 to 2016, Ms. Kouplen served as Vice President - Information Technology of WPX Energy. From 2016 to November 2018 Ms. Kouplen served as Vice President of Administration and Chief Information Officer of WPX Energy and from November 2018 to present currently serves as Senior Vice President of Administration and Chief Information Officer.



Caron A. Lawhorn

Ms. Lawhorn was elected as a director of the Company in 2019 and currently serves as the Audit Committee Chair. Ms. Lawhorn is a certified public accountant, and currently serves as Senior Vice President and Chief Financial Officer, of ONE Gas, Inc., a standalone one hundred percent regulated publicly traded natural gas utility. Prior to her current role, she served as Senior Vice President, Commercial, a position she held from ONE Gas's separation from ONEOK in 2014. She served in the same position at ONEOK, since 2013.

Gary D. Fields President/CEO/Director



Paul K. Lackey, Jr.

Mr. Lackey has served as a director of the Company since 2007 and is Chair of the Governance Committee. Between April 2002 and October 2005 Mr. Lackey served as CEO and President of The NORDAM Group, a privately held aerospace company. Between October 2005 and December 2008 Mr. Lackey served as the Chairman and CEO of The NORDAM Group. Between January 2009 and December 2011 Mr. Lackey served as the Executive Chairman of the Board of The NORDAM Group. Since January 2012, Mr. Lackey has served as the Chairman of the Board of The NORDAM Group.



Stephen O. LeClair

Mr. LeClair was elected as a director of the Company in 2017. Mr. LeClair has 25 years of experience in various executive, manufacturing, finance, sales and operational positions. Mr. LeClair currently serves as CEO of Core & Main (formerly HD Supply Waterworks) a position he has held since 2017, and in suchrole is responsible for leading the nation's largest distributor of water, sewer, storm and fire protection products. Prior to his current role, he served as President of HD Supply Waterworks from 2011 to 2017, Chief Operating Officer of HD Supply Waterworks from 2008 to 2011, and President of HD Supply Lumber and Building Materials from April 2007 until its divestiture to ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2005 as Senior Director of Operations.



A.H. McElroy, II

Mr. McElroy has served as a director of the Company since 2007 and is Chair of the Compensation Committee. From 1997 to present, Mr. McElroy has served as President and CEO of McElroy Manufacturing, Inc., a manufacturer of fusion equipment and fintube machines.

Company Employees THE ONGOING SUCCESS OF OUR COMPANY CAN BE DIRECTLY ATTRIBUTED TO OUR EMPLOYEES ANGEL ACEDO RAUL ACEDO ZELAYARAN MIRIAN ACOSTA MA ACOSTA DE AGUAYO ANDRES ACOSTA-LUJAN RAQUEL ACUNA SEGURA ENRIQUETA ADAME DAKOTA ADAMS PAUL ADAMS REBECCA ADAMS RYAN ADAMS DERRICK ADAMS JAMILAH ADAMS JOHN ADAMS LATOYA ADAMS ROBERT ADAMS JR. YOLIMAR AGELVIS ARELLANO JUAN AGUAYO LEONARD AGUILAR, JR ARLEEN AIZAWA DANIEL ALAGDON MARIANA ALBARRAN BOLIVAR MARQUIS ALEXANDER SHARON ALEXANDER JIMMY ALEXANDER THOMAS ALEXANDER SHANNON ALFORD NADER AL-HASHMI CHARLES ALLEN DANIEL ALLEN JOHN-PAUL ALLEN SCOTTY ALLEN STEVEN ALLEY SONIA ALTER ESPINA ISRAEL ALTER GRANADO ARMANDO ALTRIAGA JIMENEZ YACKSENDEL ALVARADO MALDONADO BILLY ALVERSON, III SARAH ANDERSEN KS ANDON WILLIE ANDREWS JOSEPH ANDRUS THOMAS ANGEI WESLEY ANSELME KAYRIN ANTON LAURA ARAUJO GONZALEZ CLYDE ARCHER JESUS ARELLANES RAMIREZ JAVIER ARELLANO FIDEL ARGUMEDO RANGEL JOSHUA ARMAS DAVID ARMSTRONG JERI ARMSTRONG KIMBERLY ARNONE GERARDO ARROYO ROSA ARROYO SANCHEZ ROGELIO ARTEAGA NORMAN ASBJORNSON SCOTT ASBJORNSON MARIA ASENCIO JOHN ASHLEY, JR DAVID ASHLOCK TIMOTHY ASIMAKIS LEELAND ATEN FATANIA ATTAN JERAD AUNKO CODY AUSBROOK ROBERT AUSMUS STEVEN AUTEN OSCAR AVELAR JOSEPH AVILA JOSE AVILA GUSTAVO AVILA GARCIA SENG AWNG ORLANDO AYALA JASON AYDELOTTE KRISTIN AYLETT NORA BACKUS JACOB BAIER JEFFERY BAILEY DWIGHT BAKER JUAN BALANDRAN JOHN BALDWIN PEDRO BALTAZAR RITCHIE BALTIMORE AMISS BANDA CLAUDIA BANDA RAMON BARAZARTE MENDOZA MYLES BARBER JOHN BARFIELD GREGORY BARKER, JR. DAVID BARKLEY JUSTIN BARLETT LEROY BARNABAS DAVID BARNETT ANA BARRAGAN DE ALTENEH LITZY BARRERA ROMERO TERESA BARRON FRANCISCO BARTOLO GAONA SHERRY BATES JAMES BAUGH STUART BAUGH JOSEPH BAWI ROGER BEAIRD SHANNON BECK LIONEL BECKMAN PHILLIP BEECHAM LEGEN BELCHER EFTON BELL SHAWNTRELLE BELL BRANCE BELL JASON BELL KENNETH BELL MEKALA BELL RUBEN BELLIDO FERRER KIMBERLY BENDER DAVID BENHAM PETRA BENITEZ FRANCIS BENNETT, JR. JOSEPH BENOIT BONNIE BENSON JARED BENTON IDA BERMUDEZ LIDIA BERNAL BECERRA MARIA BERROSPES DAVID BERRY ANTHONY BERTON ANDRES BESERRA SERGIO BESERRA DANIEL BIGBY KENNETH BIGHAM JR JEFFREY BILLY PHILLIP BINFORD JESSICA BIRDWELL JAMES BIRMINGHAM BRADLEY BLACET CLARK BLACK II ETHAN BLACKMAN DAVID BLEVINS DEVON BLOOD JAMES BOBBITT NICHOLAS BOBBITT CHARLES BOELLSTORFF RALPH BOHN, JR LAM BOI LHING BOI THANG BOI ADELTRUDES BOND JOSHUA BONEY MICHAEL BONEY ROGER BORJA BARREIRO CINDY BOSTICK LARRY BOWERS EUGENE BOWMAN KYLE BOWMAN ALAYSHA BOYCE CHARMAINE BOYCE JOHN BOYD JUSTIN BOYD WYNETTA BOYD JOHN BOZONE JR. MARC BRADBURY BRIAN BRADFORD JAIME BRAME ERIK BRANTNER JUAN BRAVO SANCHEZ KATHLEAN BRELAND SETH BRESSLER LANDON BRIDGES QUINTON BROADNAX JOE BROCK ARLUNDA BROOKS WINSTON BROSEKE ARIELLE BROWN CLARA BROWN DOMINIQUE BROWN JAMES BROWN MITCHELL BROWN STEVEN BROWN VENUS BROWN JAVAN BROWN II JOHNNY BROWN, JR. CHRISTOPHER BRYANT MINH BUI VAN BUI JAMES BUIE ROBBIN BULLARD JASON BUNNELL SCOTT BURGESS LATISHA BURKHALTER BLAKE BURNETTE ROBYN BURNETTE CLIFTON BURRUS HALEY BUSBY WAYNE BUSH JEROME BUSH VERENICE BUSTOS ADRIAN BUTLER ROSA BUTLER JOSEPH BYRAMS JEVESTER BYRAMS ISABELLE CABRERA JANIBAL CABUDOY ALEJANDRO CADENA FERMIN CADENA MARBELLA CADENA CLEVELAND CAGE, JR. YOSMAR CALDERA HERNANDEZ MARGARITO CALDERON SANDRA CALDWELL TYLER CALICO JORGE CALIXTO EDWARD CALLOWAY MARIA CAMACHO TEVIN CAMERON RUSTI CAMPBELL DAVID CAMPBELL ODESS CAMREN GILDA CANNADY JESSE CANO JR MARIKIA CAPERS BILLY CARDER DREW CARDOZA GINA CARGILE DAVID CARISTA TODD CARNER WILLIAM CARNLEY MARIELYS CARPIO LISA CARRIERO MICHAEL CARRILLO VINCENT CARSON KEYSHAWN CARTER ROBERT CARTWRIGHT ISMAEL CARVAJAL CRISTOBAL CARVAJAL COLORADO ARACELI CARVAJAL MENDOZA TARICCA CASEY NICOLE CASH BEATRIZ CASIANO JORGE CASTELLANOS MARIO CASTRO JR. ALEJANDRO CASTRO REYES ESTEPHANY CAVELLO-GONZALEZ BRIAN CAVNER HECTOR CAZARES KARI CECIL CORNELIO CEJA GRIMALDO FRANCISCO CERVANTES LILIA CERVANTES BRYAN CHADWELL FABIAN CHAIREZ HERNANDEZ GUADALUPE CHAIREZ-GALAN LARRY CHALK ZO CHAMA RICKY CHAMBLISS ROBERT CHANEY PATRICK CHAPMAN RICHARD CHASE ALEEX CHATKEHOODLE EDGAR CHAVEZ GREGORY CHAVEZ REBECCA CHEEK ZHENYU CHEN KEVIN CHESTNUT CHRISTOPHER CHOATE CONNER CHOATE EDDIE CHOATES TERRANCE CHOICE JR MANGKHONGAM CHONGLOI ANGEL CHOURIO ALBORNOZ AWI CIANG MAU CIIN NING CIIN KHAM CIN LANG CIN LUAN CIN PAUL CIN TUAN CIN VUNG CIN VUNGH CIN AIH CING ANGELA MAN CING AWI CING CIANG CING CIN CING CING CING DIM K CING DIM L CING GLORY CING LIAN H CING LIAN L CING LUN L CING LUN CING MAN L CING MAN CING MAN D CING MAN S CING NANG CING NEM CING NGOIH CING NIANG L CING NIANG S CING NUAM S CING NUAM CING SAN CING VUNG CING ZEN N CING ZEN CING THERESA CING KOK DAVID CIRIACO JUSTIN CLAIBORNE LOURDES CLANCE CHRISTINA CLARK GEORGE CLARK ANDREUS CLARK JASON CLARK SAMUEL CLARK, JR. TONYA CLEEK JUAN CLEMENTE VALLADARES

Company Employees WILLIAM CLEVELAND CLIFTON CLINE DEVONTA COATS MARK COBB ROBBIE COBBLE TROY COCKRUM BRANDON COLBERT ROBERT COLE MICHAEL COLE CLAYTON COLLINS MYRA COLLINS ASHLEY COLLINS TIM COLLINSWORTH DAVID COLSON AARON COLUMBUS JAMES CONAWAY BOBBY CONDITT DALE CONKWRIGHT JOSEPH CONLEY RAQUEL CONN DAMON CONN JUDE CONNOLLY MARK COOK MICHAEL COOK RAYMOND COOK ALFRED COOKS ALAINA COOKS MICHAEL COOLIDGE SCOTT COON DONNA COONFIELD JAMES COOPER GREGORY COOPER MICHELLE COPELAND STACEY CORDELL MARIANA CORDOVA GENOVEVA CORONA DE RIVERA MICHAEL CORTEZ CALEB COTTON FRED COTTON VERNON COUSINO ENOCH COX ADRIAN CRABTREE JACOB CRABTREE KATHLEEN CRABTREE STEPHAN CRABTREE BRADLEY CRAWFORD KAYDRA CRAWFORD WALTER CRAWLEY COURTNEY CRAYNE JACOB CRAYNE BRADLEY CREWS ZOEY CRITES DAVID CRONISTER DARRELL CROW FAWN CROWDER SARAH CROWLEY CHRIS CUMMINGS ROBERT CUMMINGS CLIFTON CURRY KEVIN CYRUS ZIRAM DAHKUM ZAWNG DAI CING DAL GIN DAL JOHN DAL NENG DAL LIAN DAL HENLEY DANG JUSTIN DANIELS JOHN DANIELS RICHARD DANIELSON JUNIE DARE GERYL DAULONG TARSISIO DAVID JENIFUR DAVIDSON CAMERON DAVIS DARRYL DAVIS JERRY DAVIS LARRY DAVIS MATTHEW DAVIS RICHARD DAVIS TERRANCE DAVIS VERONICA DAVIS CHAD DAVIS SKYLER DAVIS BILLY DAVIS, JR. MYRA DAWSON DANIEL DE CASAS EVA DE LA TORRE YOANA DE LA TORRE COREY DEAN ZACHARY DECKER SETH DeCOUX LUIZ DELACRUZ ISMAEL DELAPAZ MATIAS DELAPENA JR DOREEN DELEO JUANA DELOBO RAQUEL DELUNA MATTHEW DEMAREE RUSSELL DEMOSS BARRY DENNIS HELEN DENNIS MICHAEL DENNIS JOSEPH DENTON PATRICIA DENTON JOSHUA DESHAZER MATTHEW DESHAZER AUDENCIA DEVILLA ROY DEVILLE JESSICA DEWITT SRIJAN DHAKAL JONATHAN DIAZ MARIANNA DIGIAMMO CIANG DIM CIING DIM DON DIM HAU DIM MAN DIM MONICA CING DIM NIANG DIM THANG DIM VUNG DIM CATHERINE DIMICK JOHAN DINA LIAN DING CONG DINH QUANG DINH TIEN DINH DANE DIXSON AUSTIN DODSON PABLO DOMINGUEZ SOL DOMINGUEZ NIANG DON ANDREW DONATO WAYNE DONATO CIN DONG MKSING DOPMUL NANG DOPMUL NGAILAM DOPMUL NIANGNUAM DOPMUL THANGMINLIAN DOPMUL VUNGLAM DOPMUL TERRELL DOPSON TIMOTHY DOWNS JORDAN DOZIER ROGER DRAINE SENECA DRENNAN TYLER DRESSLER JASON DUARTE CATHRYN DUBBS SAMUEL DUELL HARRIS THERESA DUGAN CASSY DUNN GUY DUNN JUSTIN DUNN LANIKA DUNN WHITNEY DUNN FERNANDO DURAN MIGUEL RALPH DURBIN KYLE DURNING MATTHEW DURRANCE CHRISTOPHER EASON BOANERGES ECHEVERRIA TEJADA KRYSTLE EDENS MARDIN EJERCITO CHRISTOPHER ELLERS JEANNE ELLIS-RAPSON AUSTIN EMBRY KHAM EN THANG TINISHA ENGLISH WILLIAM EPLEY JR MYNINA ERNIST BENJAMIN ERNST STEVEN ERVIN CARLOS ESCOBAR KANAN JUWANGIU ESIWILI DWIGHT ESKEW NORBERTO ESPARZA-TORRES JOAN ESPINA MATHEUS DEQUAILEN ESPY JEANIE ESTIPONA DELIA ESTRADA TYLER EVANS CHAD EVERS KURTIS EWING JESSE EWTON JHASTON FAGGANS ARACELY FAGLIE SHAWN FAIRLEY JESSICA FARIA PORTILLO AMY FEHNEL CATALINA FERNANDEZ CARLOS FERREBUS RIVAS ROBERTO FERREBUZ RIVAS GUSTAVO FERRER ARBAIZA ALFRED FETTERHOFF, JR GARY FIELDS THOMAS FIERROS V CHOK FILIPUS CARLINTA FILLAS ANDREW FINCH JESSICA FINKBINER WILLIAM FINLEY BRITTNEY FISHER BRUCE FISHER JEFFREY FISHER SAMUEL FISHER ISAAC FLAHERTY SHAKARIAH FLAMER CHASTINEY FLETCHER PHILIP FLOOD EFIGENIA FLORES CAROLINA FLORES ELISA FLORES GLORIA FLORES LAURA FLORES MARTIN FLORES-LOYA JON FLOYD MARCUS FLOYD MARK FLY AARON FORBIS CARLOS FORD REBECCA FORD GULLIVER FORRESTER CHAD FORTENBERRY CHRISTOPHER FOSTER FREDERICK FOSTER WYEATHA FOSTER XAVIER FOSTER LORETTA FOWLKES KENNETH FOYIL EYLIDD FRANCO RUBEN FRANCO GOMEZ PHILLIP FRANK WARREN FRANKLIN ELVIS FRASCINI GREGORY FRAZER ROGER FRAZIER KIMBERLY FREEMAN JOSE FREGOSO ANGEL FRIAS TIMOTHY FRIAS BRANDON FRICK SHILAH FRIDAY BARRY FRIEND DERECK FROST BRANDON FULLINGTON LUIS FUMERO PEREZ ANDRE FURMAN DANIEL FYFFE RONY GADIWALLA LATOYA GAINES SARA GAITHER ANDRES GALVAN ALEJANDRO GAMEZ GARZA ALEYDA GAONA DE MARTINEZ MARIA GARAY FRANCISCO GARAY CORONA ANGEL GARCIA YARITZA GARCIA JAIME GARCIA JOE GARCIA ISIDRO GARCIA ARRIAGA TERESITA GARCIA DIAZ LESLIE GARCIA TAPIA ROGER GARCIA TAPIA KARINA GARCIA TREJO QUINCY GARDNER EBARDO GARI GARCIA NORMA GARIBAY VILLENA MICHAEL GARLAND, JR. JAMES GARNER CASON GAROUTTE NERY GARRIDO REYES ALEXIS GARZA

LLOYD GATES GREGORY GENTRY JOSHUA GENTRY CHASTON GEORGE JAMES GEORGE TIFFANEY GEORGE KURSTON GERTY PETR GETMANENKO GABRIEL GIACHINO CHARLES GIBSON KEILA GILL WILLIAM GILL CONNIE GILLIAM KAREN GILLISPIE WILLIE GILMORE KYRANNA GILSTRAP SHARON GIVENS JOSE GOMEZ REIQUEL GOMEZ MARIA GOMEZ MARIA GOMEZ MEDINA RUDY GONZALES SAMUEL GONZALES CARMEN GONZALEZ MARISELA GONZALEZ PILAR GONZALEZ IMELDA GONZALEZ ABRUM GONZALEZ ALTER NUVIA GONZALEZ CANIZALEZ MARIA GONZALEZ DE CAVELLO ISMAEL GONZALEZ LOEZA VICTOR GONZALEZ PAOLINI LIDIA GONZALEZ RIVERA DELFIN GONZALEZ VILLAMIZAR DAMON GOODAY BARRY GOODSON STEPHEN GOODSON JASON GRAHAM CLOTHERE GRAMMONT BUENAVENTURA GRANADOS- RUBIOS MEKION GRANT APRIL GRAUGNARD DREW GRAY ANTHONY GREEN DAVID GREEN STARLA GRIFFIN RONALD GRIMES JOHN GRUNDMANN RACHEL GRUNDMANN JUAN GUERRA MEDINA GERARDO GUERRERO CASTELLANOS MARIA GUEVARA RODOLFO GUEVARA MAKALA GUICE CAROLINA GUILLEN RONALD GUINN VERNICE GUINN AARON GUNN BRANDON GUNTER GILBERTO GUTIERREZ SILVIA GUTIERREZ MENDOZA EUGENE GUY RONNIE GUYNN GEORGINA GUZMAN LUIS GUZMAN HUGH HA SCOTTY HAGLER DAMON HAIL NGAM HAK TIMOTHY HALBERT REBECCA HALE JOSHUA HALFPAP DENNIS HALL KELLY HALL STEPHEN HALL PIERRE HALL STEPHANIE HALL ZACHARY HALSEY G. SCOTT HAMILTON JEFFREY HAMMONS CHRISTOPHER HAMON KIPPEY HAMPTON CIN HAN MUNG HANG THANG HANG LAL HANGSAWK LAM HANGSAWK CAITLYN HANSON CHIN HAOKIP HEVEI HAOKIP KONKHOGIN HAOKIP LHUN HAOKIP NEM HAOKIP PAO HAOKIP DEREK HARBIN, SR. SCOTT HARJO BRUCE HARMAN, II STACEY HARRIS DONALD HARRIS JERRY HARRIS JOSHUA HARTMAN ROBI HARTMANN JORDAN HARVEY DUSTIN HASBROUCK HEATHER HASKINS ARCHIE HASS III CING HAU CING N HAU KAM HAU THANG HAU NENG HAU LIAN DEVARDUUS HAWKINS ERIC HAWKINS JALAN HAWKINS BILLY HAWLEY, JR. JOSHUA HAWPE LUCAS HAYS STEVEN HEAD RYAN HEDRICK ANDREA HEIDT TERRENCE HEINBERG LUKE HEMPHILL DANIEL HENDERSON ERIC HENDERSON CHAKIRIS HENDERSON MELISSA HENLEY KENNETH HENRY ARMANDO HERNANDEZ CORCINA HERNANDEZ JOSE HERNANDEZ LUIS HERNANDEZ DIANA HERNANDEZ GABRIEL HERNANDEZ MARIANO HERNANDEZ CESAR HERNANDEZ DOMINGUEZ AXEL HERRERA BAEZ PAOLA HERRERA REAL MARK HESTON MICHAEL HICKMAN ALECIA HICKS CLINTON HICKS BRENDA HIGGINS LARRY HIGHFIELD DONALD HILL SANTANYA HILL TAMERA HILL JAMARIOUS HILL JUDITH HILL RHEANN HILL SONYA HILL DAVY HILL, JR. D'ANNA HILTON LAMONT HINES JUAN HINOJOSA TYSON HINTHER DEJA HIXON TU HKAWNG MIN HLA THANG HMUNG TUANG HNIN SIEW HO JACOB HOBBS LARRY HOBGOOD JR ANDREW HODGES TAQUISA HODNETT-SMITH STEPHEN HOFFMAN AARON HOFSTROM DAVID HOGAN LENA HOGAN JEFFERY HOLDEN SEDRIC HOLLAND ANTHONY HOLLISTER DESIREA HOLT CHARLES HOLUB LAWRENCE HONEL ANASTASIA HONN JACK HONN SHANTERIA HOOD STEPHEN HOOVER SHELBY HORNBERGER ABERIAL HORTON STANLEY HORTON TITAN HORTON WANDA HORTON NU HOU MANGTHOUNG HOU KIP SANDRA HOUSE JERRY HOUSEMAN RICHARD HOUSTON WAYNE HOUSTON AARON HOWARD ANTHONY HOWARD MICHAEL HOWARD AMANDA HOWARD DAVID HOWARD DARIN HOWELL JAMES HOWELL, II SAW HTOO YEAUNG HTWE CING HUAI CING HUAI DIM HUAI MUAN HUAI NUAM HUAI SIAN HUAI VERONICA HUAI THANG HUAT SCOTT HUBER LYDIA HUDSON JERAD HUMPHREY LARRY HUMPHREY MICHAEL HUMPHREY LATARCHA HUMPHRIES KHAN HUNG CRYSTAL HUNTER MICHAEL HURD RONALD HUTCHCRAFT GARY HUTCHINS SAMUEL HUTCHINSON DUNG HUYNH LOC HUYNH JESUS IDROGO BLANCO OTILIA IOWANES REGINALD ISAAC, SR ERATH ISLAS TU JA KHAI JA KHUP BRAD JACKSON JEFF JACKSON MARY JACKSON BELINDA JACKSON TIMOTHY JACKSON CAMERON JAEGER JOSE JAMAICA DEMARCO JAMES, SR. MARCO JARAMILLO ESTHER JASUAN WADE JENKINS TERRIELLE JENNINGS CODY JEWELL FREDERICK JIMMERSON CHAITANYA JOHAR BRIAN JOHNSON EBONI JOHNSON JEREMIAH JOHNSON MORDACAI JOHNSON TODD JOHNSON TRISTAN JOHNSON ZACHARY JOHNSON ALEXIS JOHNSON ARMAND JOHNSON DYWANE JOHNSON KEITH JOHNSON KENRICK JOHNSON LESTER JOHNSON MISTEE JOHNSON RON JOHNSTON CONNIE JONES DANNY JONES DERRIC JONES ELIJAH JONES JASON JONES KEVIN JONES MATTHEW JONES RAYMON JONES REMIA JONES TYLER JONES CLARISSA JONES DAVID JONES JERMIE JONES JERMONE JONES KATHY JONES KINESHA JONES RONALD JORDAN SEAN JORDAN JESSICA JORDAN TJ JOSEPH YOLANDA JUAREZ

MARCO JUAREZ MARTINEZ EDUARDO JUAREZ PIRONA MARIA JUAREZ RIVERA DERMIDIO JUEZ PEREZ LEANDRO JUMELLES NUNEZ LASHETIA JUSTICE HA KA HA NATALY KADDOURA DAVID KAHURA ZAM KAI JAMES KAIRU GARRETT KAISER JASON KALE LIAN KAM MANG KAM NGIN KAM GO KAP LIAN KAP THANG KAP SIAN KAP LIAN BRIAN KASTL KEDATSA KAUDLEKAULE TUANG KAWI NENGLIAN KAWNGTE BRIAN KEITH BRANDON KELLEY CINDY KELLEY JOHN KELLY KENNETH KELLY, JR GREGG KENNEDY KEITH KENNEDY ABRAHAM KHAI DAL KHAI DAVID KHAI HAU KHAI JOHN KHAI KAM KHAI KHAM L KHAI KHAM K KHAI KHAM C KHAI KHUAL KHAI KIM KHAI LAANG KHAI MANG M KHAI MANG K KHAI NGIN KHAI PAU K KHAI PAU S KHAI PAU Z KHAI PAUL KHAI PETER KHAI THAN KHAI THANG KHAI THANG H KHAI THANG K KHAI THANG S KHAI THAWNG KHAI TUN KHAI ZAAM KHAI ZAM KHAI ZOMI THURA KHAING DONGH KHAM KAM KHAM LIAN KHAM MUNG KHAM PAU KHAM THANG KHAT CING KHAWL CING D KHAWL CING KHEK KAM KHEN LUAN KHIN NIANG KHOI DAI KHUAL HAU KHUAL KAM KHUAL KHUP KHUAL PAU KHUAL THANG L KHUAL THANG S KHUAL THANG SIAN KHUAL CIN KHUP DAI KHUP KAP KHUP LIAN KHUP NANG L KHUP NANG S KHUP PAU C KHUP PAU L KHUP THANG S KHUP THANG G KHUP THANG L KHUP DYLAN KIDD JONATHAN KIDD BIAK KIL ANDREW KILGORE CIIN KIM CIIN SAN KIM DIM KIM EDWARD KIM MAN KIM NANG KIM NENG KIM NIANG KIM NICOLAS KIM PA KIM THANG Z KIM THANG KIM THANG D KIM THAWNG KIM THUAM KIM ZAM KIM KEVIN KIMBALL JOE KINCADE KENOSHA KINDLE BRANDY KING CHRISTOPHER KING CODY KING JOSEPH KING LORI KING RUSSELL KING LADERRICK KING KORBY KINKADE ROGER KINKADE, JR. MUNG KIP MANGNEO KIPGEN ALAN KIZER ZAKARY KIZER SEAN KIZZEE JOSEPH KLEBER ROBERT KNEBEL COURTNEY KNUDSON LINDSEY KOHOUT BUDDY KONS MARK KOSCHMEDER MORPHY KOSMES JAMES KOSS KIRASY KOSY ROBERT KRAFJACK NEBOJSA KRESOVIC MIKHAIL KRUPENYA ADAM KUBICKI JAY KUS SCRAM KUSS CASSY KUYKENDALL NICHOLAS KUYKENDALL JOHNY LACAYO FORNOS BOBBY LACY FLOYD LADD YAWSEP LAHPAI GIANG LAI MARK LAKE KAP LAL LUN LAL ZVJEZDANA LALIC GIN LAM MUNG LAM LAMI LAM TUNG ANGELA LAMBERT JEFFERY LANDRUM MYOSHIA LANDRUM ROADY LANDTISER DEBORAH LANE GIN LANG PUM LANG DO LANGH HAU LANGH KAP LANGH THANG LANGH THAWNG LANGH PAUL LANKFORD DANIEL LAPRES HUGH LASATER SENG LASI JENNIFER LAW DIM LAWH MAN LAWH JOYCE LAWRENCE STEVE LAWRENCE, JR JEFFREY LAWSON STEPHEN LAWSON RUBY LAWSON LAI LE JACOB LEACH PETE LEDBETTER ALLEN LEE DARREN LEE PO LEE JACQUELINE LEE MATTHEW LEEPER ARIEL LEFF GREGORY LEFFLER MARK LEHMAN LUN LEK LAURIN LEMLEY SANDRA LEON DE ESTEBANE ADUNTE LEWIS JASMON LEWIS JERRIAN LEWIS CYNTHIA LEYVA VAH LHING AWI N LIAN AWI D LIAN CIN S LIAN CIN Z LIAN CING K LIAN CING T LIAN CING N LIAN DONG LIAN GIN K LIAN GIN T LIAN GO LIAN HUAI LIAN ISAAC LIAN JOSEPH LIAN KAM LIAN KAP LIAN KHAI LIAN KHAM LIAN MAN D LIAN MAN N LIAN NANG LIAN NIANG LIAN NO LIAN PA LIAN PAU NEIH LIAN PAU DAL LIAN PAU SUAN LIAN PAU DEIH LIAN PAU MUAN LIAN PAW SAWM LIAN SIAN LIAN THANG K LIAN THANG T LIAN THANG N LIAN THANG S LIAN VI LIAN VUM LIAN ZAM LIAN LAL LIANA SAWM LIANA MICHAEL LILLARD JEREMY LILLY PING LIN FRANK LINDSEY CLARENCE LINDSEY KEITH LINKER BRIAN LITTLE SERGEI LITVINOV ANGELICA LIZARRAGA OLIVAS MATTHEW LOEWEN BENJAMIN LOGSDON NICKOLAS LOGSDON JAMES LONDONO CORO RICKY LONG BENNY LONSDALE ANGEL LOPEZ MARGARITO LOPEZ NICELT LOPEZ RUBEN LOPEZ THOMAS LOPEZ BENJAMIN LOPEZ CLAUDIA LOPEZ JOSE LOPEZ AZUAJE EDUARDO LOPEZ OLIVARES JOSE LOPEZ OLIVARES JASON LOVETT KODEH LOYD EDGAR LOZANO JOSE LUA GRIMALDO CING LUAN KIANO LUCAS DANIEL LUCAS, IV DANIJELA LUCIC JARROD LUDLOW QUANNAH LUDLOW

EVELYN LUGO-ORTIZ DAWN LUKE CING N LUN CING S LUN DIM LUN HKIN LUN KIM LUN LIAN LUN MAN LUN NIANG LUN DARIO LUNA ENRIQUE LUNA RIVERA MANDISA LUNSFORD THANG LUONG THI LUU JACOB LUZIER KELLY LYBARGER MICHAEL LYBARGER SAMUEL LYNCH JR. JIMMY MABRY AHCHANG MABU HAMSAR MABU JORDAN MACK RUSTIN MACKEY BRITTNEY MACON LARRY MADALONE, II DENA MAHAN CORY MAHONEY TAM MAI CHRISTOPHER MAIDHER CARLOS MALONE KI MALONE MARK MALONE JEFFREY MALY CING MAN LIAN MAN NIANG MAN VUNG MAN ZEN MAN TAM MANA MARIA MANCILLA CHIN MANG CIIN MANG CIN MANG CING MANG DAI MANG EN MANG GIN MANG HAU MANG HAU D MANG KAM MANG KHAM MANG KHAM T MANG KHAM L MANG KHAN MANG KHUP MANG KIM MANG LAGH MANG LIAN MANG LIAN S MANG LIAN N MANG LINUS MANG NING K MANG NING S MANG PAU MIN MANG VUNG MANG ZAM MANG ZEN MANG MARQ MANNING REGINALD MANNING ZAU MARAN FREDDY MARCANO APRIL MARGWARTH PAUL MARGWARTH MARIA MARQUEZ DE-GILBREATH MARIANA MARQUEZ MARQUEZ ANA MARROQUIN VICKEY MARS ERROL MARSHALL NATHAN MARSHALL ANTONIO MARTIN GAVIN MARTIN JAMES MARTIN JERRY MARTIN LISA MARTIN MICHAEL MARTIN NAROLYN MARTIN WILLIAM MARTIN AMANDA MARTINEZ DANIEL MARTINEZ DIANA MARTINEZ JULISA MARTINEZ HECTOR MARTINEZ MOLINA ALICIA MARTINEZ SUAREZ YESENIA MARTINEZ VAZQUEZ FLORENTINO MARTIN-ROMO JAMES MASON BEVERLEY MASON DAVID MASON SHERIDAN MASON CRISTIE MASSEY SANDRA MATA ELVIN MATHIS JAIME MATOS DONALD MATTHEWS RON MAUCH CIIN MAWI HANAH MAWI RAM MAWI PATRICIA MAXIMO LEONARD MAXWELL SHANE MAYHUGH TINA McBEATH ROBERT McBOWMAN CHRISTOPHER MCCLAIN RYAN MCCLAIN FRANCIS MCCLAIN ROBERT McCLEARY DIRK McCLELLAN AARON MCCONNELL MICHAEL McCONNELL DEBRA MCCOWAN WESLEY McCOWAN, JR. MICHAEL McCUIN KATHY McCULLOCH LOYD McDANIEL JAMES McELROY NICHOLAS McELROY CLAYTON McFALL CALLAHAN MCFEE JEFFERY McGEE RONNIE McGEE DAVID MCGILL, JR JASON MCINTIRE JOHN McINTYRE DANIEL McKEE GEORGIE MCNAC TREVOR MCNEELY GINA MEANS JON MEDEIROS LUIS MEDINA MARCANO MICHAEL MELLOTT SILVESTRE MENDEZ GONZALES ANTONIO MENDOZA BILLY MERRELL JOHNNY MERRELL, JR RYAN MERRITT HERNAN MESA SAEZ STEVEN METCALF CARMEN MILAM GLENN MILAM MICHAEL MILES CEDRIC MILES MICHAEL MILES JR. CHRISTOPHER MILLER SHELLY MILLER RUTH MILLER ASHLEY MILLS JENNIFER MILLS TYRELL MIMS JERRIC MINOR ALFREDA MITCHELL DALLAS MITCHELL ROBERT MITCHELL PORSHA MITCHELL JAY MODISETTE BIASNEY MOJICA CASTANEDA JOSUE MOJICA TORRES JOSE MONASTERIO ALEXIS MONASTERIO AGUILERA JOSEPH MONDILLO OFELIA MONREAL DINORA MONROY DE DIAZ IRIS MONTANEZ FIORELA MONTANO NATALIE MONTANO JEMAURI MONTGOMERY STEVEEN MONTOTO BLANCA MONTOYA JOHNNY MONTOYA CORDELL MOORE HERBERT MOORE PHILLIP MOORE TONY MOORE ALFONSO MORALES ALFONSO MORAN TONY MOREHEAD VICTOR MORENO MOLINA LUKE MOREY THOMAS MOREY ELROY MORGAN GARRETT MORRIS MADELINE MORRIS PATSY MORRIS JAMES MORROW STEVEN MOSS PHILLIP MOSS, JR. CLAYTON MOTE KHUAL MUANG MUA MUANG ZAM MUANG ERIC MULLINIKS ALONZO MUMPHREY THANG L MUN THANG S MUN CIN D MUNG CIN K MUNG CIN S MUNG DAII MUNG GINDAL MUNG HAU MUNG HERO MUNG JAMES MUNG KAI MUNG KHUP G MUNG KHUP K MUNG LANG MUNG LIAN MUNG NANG MUNG NGIN MUNG NGO MUNG PAU S MUNG PAU K MUNG PAU L MUNG PETER K MUNG SANG MUNG SUAN MUNG THANG K MUNG THANG D MUNG THANG S MUNG TUAL MUNG VUM MUNG GABRIEL MUNIZ GONZALEZ JESUS MUNOZ AUDIE MURRAY MA MUSHRUSH JOHN MUTANDA ROSY MUZIKA JORDAN NAIL CING NAING SAW NAING CRISTIAN NAJERA DIEGO NAJERA THOMAS NANG NOORY NARTIN CARDRICO NASH THANG NAULAK ZAM NAULAK MARIA NAVA MICHAEL NAVARRETE OSCAR NAVARRETE BAWK NAW CLAYTON NEAL PAMELA NEISLER NIANG NEL JEFFREY NELSON DIM NEM DEI NENG JOSHUA NETTEN SETH NETTEN ICSHA NEWSOME ROBERT NEZ DIM NGAIH LIAN MANG NGENZO NUAM NGIN ZAM NGIN EN NGO PAU NGO A VAN NGUYEN BAO NGUYEN DUONG NGUYEN HUNG NGUYEN HUU NGUYEN NOI NGUYEN SON NGUYEN THANH NGUYEN

THI NGUYEN LINDA NGUYEN MORGAN LA JA NI MA CIN M NIANG CIN N NIANG CING K NIANG CING S NIANG CING T NIANG CING KHAN NIANG DIM L NIANG DIM H NIANG DIM M NIANG EN NIANG ESTHER NIANG ESTHER H NIANG GIN NIANG GO NIANG HAU NIANG KAP NIANG KHAN NIANG KHEM NIANG LAM NIANG NGO NIANG PUM NIANG TUAL NIANG VUNG D NIANG VUNG L NIANG ZEL NIANG JACOB NICHOLS JARROD NICHOLSON JUSTIN NICHOLSON TRAVIS NIEDERHOFER SIMON NIEKERK THANG NING ZAM NING SUMMER NIXDORF CING NO JACOB NOE WILLIE NORFLEET ERIC NORRIS JERRY NOWEL TUMAI NPAWT NGIN NTEM KIM NU LIAN NU CIIN NUAM CING Z NUAM CING K NUAM LAWH NUAM MAN NUAM NING NUAM THANG NUAM CING NUAMBOIH EDUARDO NUNEZ MALPICA NGIN NUNG GUSTAVO OBREGON DEL CARPIO MICHAEL O'BRIEN ALEXANDER OFOSU RICKEY OGANS UDUIHAYE OGEDENGBE WYATT OGLE TAMMY OHLDE BELKIS OLIVARES CARRIZO ANTHONY OLIVERAS SONYA OLSON ERIC OLSON KEITH OLSON AMANDA O'NEAL JAMES ONEILL, JR CHRISTINE ONEY PAUL ONYENEHO WAI OO VICTOR ORONA LETICIA ORONA MARIA ORONA ERLINDA ORTEGA DAVID OSBORNE JENNIFER OVERMEYER GO PAA MIGUEL PABON JORDY PAREDES HEIDI PARK BILLY PARKER MICHAEL PARKER ROBERT PARKER DEIDRA PARKER GOLDIED PARKER KADEEM PARKER JUSTIN PARTNEY CODY PASEMAN JASON PATE CALEB PATERIK JOHN PATTERSON PAUL PATTERSON LAUREN PATTERSON CIANG PAU CIN L PAU CIN N PAU DAI PAU DAL Z PAU DAL K PAU DAL S PAU DO PAU EN PAU GIN PAU KAM PAU MUNG PAU NANG S PAU NANG D PAU NENG K PAU NENG H PAU PUM PAU THANG PAU ZAM L PAU ZAM K PAU ZAM PAU ZOO PAU CHRISTOPHER PAULI BEAUTY PAULINO MANI PAZHANATHADALAM JOSHUA PEARCE ANTHONY PEDONE GREGORY PEGUES HERLIP PELL ARTHUR PENNINGTON RONALD PENNY, JR BIANCA PENTECOST FRANK PENTECOST VLADIMIR PENYAZ MARCO PEREZ SERGIO PEREZ DIANA PEREZ JOE PEREZ LETICIA PEREZ HECTOR PEREZ ARIAS PERLA PEREZ ARIAS CHRISTIAN PEREZ GUTIERREZ PEDRO PEREZ PAEZ FRANCISCO PEREZ SANCHEZ MILES PERRY MATTHEW PESCHONG JAMARCUS PETERS ROBERT PETERSON JOSEPH PETTY DANIEL PEURIFOY KINH PHAM KY PHAM LINH PHAM QUOC PHAM CHI PHAN PHUOC PHAN LIANKHAN PHAWNG ADRIANA PHILLIPS KRISTOFER PHILLIPS NATHANIEL PHILLIPS HAU PI HELEN PI NIANG PI NUAM PI PETER PI THOMAS PI TUANG PI DO PIANG GOH PIANG KHUP PIANG SUAN PIANG THANG L PIANG THANG D PIANG THANG K PIANG VAN PIANG CHRISTOPHER PICKENS MARK PIGMAN TRACY PIPKIN MIGDALIS PIRONA GONZALEZ MIGLANIA PIRONA GONZALEZ GINA PITTS HAROLD PITTS, II CANDY PITTSER BRANT PLATT KEVIN POBUDA SUSANNE POINDEXTER BASANT POKHREL RENU POKHREL NICKELAS POLLARD MARK POOL RAMONDA PORTER BRANDIE PORTLEY ASHLEY POWELL RUDY POWELL MICHAEL POYNTER NATHAN PRADMORE JOSE PRADO KENNETH PRENTICE, JR. DANIEL PRESSLER, JR ANGELICA PRICE KHAI PU KHAM PU MANG PU MUANG PU TUANG PU ALMA PUGA KHAI PUI THANG PUI KAM PUM THANG PUNO MICHAEL PUTNAM JOHN QUANG CANDELARIA QUICK MARTIN RABADAN FLARA RACHU FRANCIS RACHU JOHNATAN RACHU VINA RACHU ERIC RACINE ASNOR RAIMOND RETSIAN RAIN BRIAN RAMBO SUSAN RAMBO EVA RAMIREZ MARTINELLY RAMIREZ ROSA RAMIREZ AGUINAGA ENRIQUE RAMIREZ MORALES PATRICIA RAMIREZ NAVARR GERMAN RAMOS ALONSO HEIDI RAMZEL KARLY RANCK AARON RANDALL COURTNEY RANDALL JEFFREY RANDALL ROBERT RATLIFF TOMMY RATLIFF KYLE RATZLAFF DAKOTA RATZLOFF LYDIA RAY CURTIS RAYON THOMAS READ ABRAHAM REBOLLAR DAVID RECCA JAMES REED MICHAEL REED CLINTON REESE LAQUAN REESE SAMUEL REESE WENDY REEVES STEPAN REGUS JOHN REID AKEMY RENCHY RODOLFO RENTERIA JOHN RENTKO, JR. JAKOB RESSLER PABLO REYES CLARA REYES AGUSTIN REYES, JR. DAICHI REYNA JOSHUA REYNOLDS THOMAS REYNOLDS DANIEL RHOADES JEFFREY RHODES DANNY RICHARDSON TAMMY RICHARDSON BRIAN RICKETT JR RANDALL RIDENOUR ANGELA RIDEOUT COREY RIDER BRETT RIEGEL JOSPIA RIKAT KATHRYN RINGER HILLARY RITE BRAYAN RIVAS SANCHEZ SIGFREDO RIVERA RAMON RIVERA NAOMI ROACH-AVILA RILEY ROARK CARL ROBERTS BRANDON ROBERTSON CHRISTOPHER ROBERTSON

EMORY ROBERTSON DAVID ROBINSON, JR. JEREMIAH ROBISON BRAD RODRIGUES HECTOR RODRIGUEZ MARIA RODRIGUEZ NELSON RODRIGUEZ RICARDO RODRIGUEZ DERRICK ROGERS DON ROGERS TONY ROGERS FRANCINE ROGERS NELSON ROJAS LIDIA ROJAS CHRISTOPHER ROLISON ALEXANDRA ROLSETH TONY RONGEY MAKINTA ROOSEVELT JOSE ROSALES YOLANDA ROSBOROUGH CORTNEY ROSE STEPHANIE ROSELL ROBERT ROSENCUTTER CASEY ROSS NAI ROT MICHELLE ROUSSEAU SHADE ROWBOTHAM RICHARD ROWE, JR. CARLOS RUIZ MA RUIZ ORTEGA TERENCE RUSHING KARINA SAENZ ACOSTA CESAR SAENZ RODRIGUEZ EMMANUEL SALAS ABELINO SALAZAR MARIANGEL SALAZAR GONZALEZ JORGE SALAZAR MARTINEZ YSABEL SALAZAR SOARES MARIA SALDIVAR MIGUEL SALDIVAR VICTOR SALDIVAR JOSE SALDIVAR OREPEZA DAVID SALEGO NAEL SALEM DIANA SALINAS JEFFREY SALISBURY CARSON SALSBURY AHJUNG SALUPTA BRANDON SAMS NAW SAN BEATRIZ SANCHEZ CRISTAL SANCHEZ MAYRA SANCHEZ GABRIELA SANCHEZ ISELA SANCHEZ ALBERTH SANCHEZ BOLIVAR TANISHA SANDERS CIN SANG TUAN SANG LAL SANGI WILLIAM SANGSTER ANTONIO SANTACRUZ WENCESLAO SANTIAGO NANG SAR TRACEY SAVELL STEVEN SAW ERICK SAWYER RANDALL SAXTON AUDREY SCHAMING WILLIAM SCHAROSCH CALEB SCHMELING WILLIAM SCHNEIDER AUSTIN SCHROEDER JERRY SCOTT ROBBIE SCOTT THOMAS SCOTT TIERRA SCOTT RONA SEAGO SOVATNITA SEAMAN HOU SEI THANG SEI THONGKU SEI ALEXA SEIDEL NEM SEN KAYUN SENG ANNETTE SERNA JACOB SHAFER RODNEY SHAHAN KODY SHARP THOMAS SHAW VASILIY SHEMEREKO DARREN SHERWOOD BRUCE SHIPLEY JOHNATHON SHORT SHAWN SHOULDERS RAYMOND SHUNOWSKI, JR MAW SI CING SIAM NAA SIAM ZAM SIAM CIIN SIAN NGIN SIAN PAU SIAN MICHAEL SICKING YANNELIS SIERRA DE GARI ELIBETT SILVA PERDOMO DOROTHY SIMMONS WILLIAM SIMMONS JERRY SIMMONS MARK SIMMONS JR CHRISTOPHER SIMON RALPH SIMONI DWAYNE SIMPSON ANTHONY SING DAAI SING DAL SING DAL S SING PAU SING THANG SING THAWN SING CHRISTOPHER SISSOM MICHAEL SITTERLY ANDREW SLAVENS DEBI SLOAN LARRY SLONE DOUGLAS SMITH GRAYHAWK SMITH HEIDI SMITH JEFFERY SMITH KERRY SMITH KYLE SMITH RENALDO SMITH MARY SMITH TONY SMITH KENNETH SMITH II MARK SMITH JR. JAMES SMITH, II DENNIS SMITH, JR WILBERT SMITH, JR. ROGER SNOW TRE'DERION SNYDER TREKERION SNYDER EDGAR SOBERANO GOMEZ JOSE SOLARES NEMISIA SOLIS MARIA SOLIS VERONICA SOLIS BRADLEY SOOTER KERRY SOUCY-EVANS CLENT SOUTHERLAND, II KEVIN SOUVANNASING DENNEY SOWDER JOHN SPAIN, III SIERRA SPARKS RONNIE SPARKS MARK SPENCER JAMESON SPIRES CHRISTY STANDBERRY MARCUS STANDBERRY LAWANA STANE NICHOLAS STAPP JOSHUA STAUFFER ARREST STEPHEN MARNINTA STEPHEN JOHN STEPHENS MELVIN STEPHENS LARRY STEWART DAVID STIEWE CHARLES STINECIPHER BRENT STOCKTON JACOB STODDARD SHELIA STOKES ALLEN STONE DYLAN STONE STACEY STRATTON DAVID STRICKLAND KENNETH STRONG BRYAN STURDIVANT DAI SUAN DAI K SUAN HAU SUAN KHUP SUAN KIM SUAN NANG SUAN NGIN SUAN PAU SUAN THANG SUAN PAUL SUAN MUNG ANSER SUDA DEIH SUKZO BAWMKHAI HAU SUM MANG SUM NGIN SUM PAU SUM SAI SUM WA SUM LADDIE SUMTER JR. TIMOTHY SURGEON, II SEAN SUROWIAK MATTHEW SUTTON JACK SWEET CHAD SWIFT AMANDA SWIFT JENNIFER SYMANSKI SWAINER SYNE JAMES TABER HAU TAITHUL JEFF TALLEY GEORGE TALUGMAR MINH TANG WILLIAM TANKERSLEY KEITH TANNER MARTIN TAPIA CARVAJAL WHITNEY TAPP LARRY TATE, JR JAMES TATUM MANG TAWNG BEVERLY TAYLOR BRENDON TAYLOR CLINTON TAYLOR ERIC TAYLOR GRANVILLE TAYLOR MISHAELA TAYLOR RANDALL TAYLOR REBECCA TAYLOR ROSEANN TAYLOR TIMOTHY TAYLOR ANDREA TEAKELL KEVIN TEAKELL ROBERT TEIS NGIN TENG MERCEDES TENNYSON ANDREW TERRY SHANNON TERRY BENJAMIN THANG CIN THANG CIN Z THANG DAI D THANG DAL K THANG DO THANG GEN THANG GIN THANG GO THANG HAU S THANG HAU THANG KAM S THANG KAM K THANG KHAI THANG KHAM THANG KHEN THANG KHUP THANG LAM THANG LANG THANG LANGH THANG LIAN K THANG LIAN C THANG MANG THANG NGIN THANG NGOIH THANG NGUN THANG PAU S THANG PAU THANG PAU SIAN THANG PAU K THANG PAU SUAN THANG PAU T THANG PAU S THANG PAU KHAN THANG SUAN THANG THAWNG THANG TUAH N THANG TUAN C THANG TUN S THANG VIAL THANG ZAM P THANG ZAM C THANG

ZEN THANG ZEN KHUA THANG LIAN THANG LAM GINDEIH THANGHATZAW PETER THANGPI KHAI THAWN SING THAWN SUAN THAWN THANG THAWN TUAL THAWN KO THET BRADLEY THOMANN YOLANDA THOMAS SETH THOMAS TORRI THOMAS J'KEAL THOMPSON KEWAN THOMPSON NATHANIEL THOMPSON REBECCA THOMPSON XAVIER THOMPSON TED TIGER KYLE TILLERY TYLER TINDELL TAILY TISAN THAWNG TLUANG WILLIAM TOBAR DEBBIE TOMLIN CHRISTOPHER TOOMBS IVAN TORRES CARLOS TORRES SANTOS ALEJANDRO TORRES SILVA ALFREDO TOVAR PULIDO STEPHEN TRACY BINH TRAN CONG TRAN THI TRAN THI TRAN TUONG T TRAN UT V TRAN VAN TRAN JIM TRAVER DIANA TREVINO MARK TRIBBLE RICHARD TRULL SENG TU MANG TUAL NGIN TUAN CIN TUANG DAI TUANG DAL TUANG GIN TUANG KAM K TUANG KAM C TUANG KHEN TUANG LANGH TUANG NENG TUANG SIAN TUANG SUAN TUANG SUANLAM TUANG THANG Z TUANG THANG L TUANG THANG S TUANG VUNGH TUANG ZAM TUANG NGIN TUN THANG TUN ZAM TUN GO TUNG KAMZA TUNG LANGH TUNG MUNG TUNG SUANG TUNG THANG TUNG MICHAEL TUNNELL PAUL TURBE KIMBERLY TURLEY-SMITH BRYAN TURNER CHARLES TURNER AHMAD TURNER DANTAVIUS TURNER LARRY TURNER CATARINA TURRUBIARTES JESSICA TYLER JACOB TZANG JESUS TZUL CING UAP HUAI UAP PAT UNDERWOOD PERNELL UNDERWOOD SUDEEP UNNIKRISHNAN MARIA URQUIZA YADIRA URQUIZA ELVER URRIAGO ALARCON VICTOR VALDEZ ANDREA VALDISERRI HUGO VALERA JUAREZ JULIO VALLE NORMA VALLES BRENNEN VANCE MACKENZIE VANCE TIMOTHY VANCE ZACHARY VANCE TIMOTHY VANDERPOL ANGELA VARGAS RAFAEL VARONA CARLO VASSALLE SHAWN VAWTER ARLENE VEGA CASTRO TRISTIAN VEITENHEIMER ANTONIO VELASCO JAMES VELDE JUAN VENCES ANGEL VENEGAS DUSTY VENEGAS KASEY VENETOFF DESTINEE VENTERS SALOME VERA JAMES VERHAMME STEPHANIE VICKERS-CAMERON TERESA VICTORY EFRAIN VILLA EFRAIN SOTELO VILLA WILSON VILLALOBOS MOLERO WIKELMAN VILLALOBOS PALMA ISABEL VILLALPANDO-MARTINEZ RAULITO VILLANUEVA SELINA VIRAMONTES CUONG VO TONG VO VAN VO CHRISTOPHER VOIGHT CHUAN VU TRONG VU CHOU VUE CIIN VUM CIIN D VUNG CING K VUNG CING L VUNG CING H VUNG CING Z VUNG DIM VUNG DON VUNG HAW VUNG KAP VUNG MANG VUNG MARY VUNG NIAN VUNG NIANG S VUNG NIANG L VUNG NIANG VUNG NING VUNG ZEL VUNG ZEN VUNG SYNRAM WADAMHKONG MATTHEW WAGNER MARK WAKEFIELD STEPHEN WAKEFIELD WHITNEY WAKEFIELD CODY WALDEN DIANA WALKER JEREMIAH WALKER JOSHUA WALKER RODERICK WALKER ENEIDA WALKUP BRANDON WALKUP JR. BARRY WALL BRITTNEY WALLACE JERRY WALLER TODD WALLINGFORD JUSTIN WALLIS STEVIE WALLS WELDON WALSTON STEPHANIE WALTER SHORICORE WALTERS NEWMAN WALTON GUOYI WANG MARQUIS WARD LEESA WARE MICHAEL WARREN THURMOND WASHINGTON LISA WASSON THERESA WATKINS BOONE WATSON HOLLIE WATTS ALAN WEBB JUSTIN WEBB ANGELINA WEBER RONALD WELCH TRACEY WELDON GREGORY WENGER JEFFERY WHEELER WILLIAM WHEELER DAVID WHIPKEY II RONALD WHISENHUNT DMARCUS WHITAKER ALLYN WHITE EMILY WHITE JAMARRA WHITE KYLE WHITE LEAYN WHITE TIMOTHY WHITE MICHAEL WHITE CASEY WHITELEY STEVEN WHORTON GORDON WICHMAN RYAN WILCOX CHRISTOPHER WILES JACKIE WILES JERRY WILES MICHAEL WILES GAYLON WILEY SHARAN WILKERSON BRANDON WILLADSON SHELLEY WILLADSON ALLEN WILLIAMS CHANTE WILLIAMS CLYDE WILLIAMS DANUE WILLIAMS JACQUELYN WILLIAMS NICOLE WILLIAMS RODNEY WILLIAMS ROSALIND WILLIAMS CORNELL WILLIAMS DOMINIQUE WILLIAMS KATHERYN WILLIAMS MERLYN WILLIAMS TAVIER WILLIAMS LARRY WILLIAMS JR JAMES WILLIAMSON CALVIN WILLIS JASON WILLIS ISAAC WILSON SUSAN WILSON WESTON WILSON APRYL WILSON RONALD WILSON JR. MYA WIN NAW WIN VINCENT WINTON RASHAUNA WISE LI WO RONALD WOOD TYLER WOOD EMILY WOOD RYAN WOODARD DERYALE WOODARD MYRON WOODFORK JAMAIL WOODS KASEY WORTHINGTON BENJAMIN WRIGHT MADISON WULBRECHT PHIA XIONG TOU XIONG PATRIAL YARBROUGH MICHAEL YOHE ANGEL YOUNG MARC YOUNG CALEB YOUNGPUPPY CING ZAAM DOMONIC ZACHARY CING ZAM EN ZAM GIN ZAM PONGSAN ZAME NICHOLAS ZAMORA DAVID ZAMORA ISAAC ZAPATA REY AURORA ZAVALETA SAW ZAW JON ZELIS BRIAN ZELLER JUAN ZERMENO VIRGINIA ZERMENO BRYAN ZIEGLER

2020 Annual Report Manufactured, Engineered, Headquartered, and Owned in the U.S.A. (NASDAQ:AAON) www.AAON.com Parkville 8500 NW River Park Drive, Suite 108A, Parkville, MO • 866.918.1100 Longview 203 Gum Springs Rd., Longview, TX • 903.236.4403Tulsa 2425 S. Yukon Ave., Tulsa, OK p: 918.583.2266 2020 Annual Report